As filed with the Securities and Exchange Commission on October 31, 1997.
                                           Registration No. 333-

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                      ----------------------
                            FORM S-3
                     REGISTRATION STATEMENT
                              Under
                   The Securities Act of 1933
                      ----------------------

                    RIO HOTEL & CASINO, INC.
     (Exact name of registrant as specified in its charter)
                      ----------------------

            Nevada                                 95-3671082
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                Identification No.)

3700 West Flamingo Road, Las Vegas, Nevada 89103,  (702) 252-7733
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      James A. Barrett, Jr.
                            President
                     3700 West Flamingo Road
                    Las Vegas, Nevada  89103
                         (702) 252-7733
    (Name, address, including zip code, and telephone number, including area code, of agents for service)

                            Copy to:


          Michael J. Bonner                     Allan G. Sperling
          Sherwood N. Cook                       David C. Lopez
          David A. Barksdale            Cleary, Gottlieb, Steen & Hamilton
  Kummer Kaempfer Bonner & Renshaw               One Liberty Plaza
3800 Howard Hughes Parkway, 7th Floor      New York, New York  10006
       Las Vegas, Nevada 89109                    (212)225-2000
            (702) 792-7000

     Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans , check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                 CALCULATION OF REGISTRATION FEE
==================================================================================================================
                                                                                                       Amount of
     Title of each class of        Amount to be         Offering                Aggregate            registration
   securities to be registered     registered<F1>    price per share<F2>     offering price<F2>           fee
------------------------------------------------------------------------------------------------------------------
Common  Stock, par value $0.01      3,450,000        $22.0625                   $76,115,625          $ 23,066
==================================================================================================================

<F1> Includes the maximum number of shares which may be offered and sold pursuant to the Underwriters' over-allotment option.
<F2> Calculated in accordance with Rule 457(c) based upon the average of the high and low prices reported on the New York Stock Exchange on October 30, 1997.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                       Subject To Completion
                         October 31, 1997

Prospectus

3,000,000 Shares

Rio Hotel & Casino, Inc.

Common Stock
($0.01 par value)

All of the 3,000,000 shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), are being offered and sold by Rio Hotel & Casino, Inc. (the "Company"). The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "RHC." On October 30, 1997, the last reported sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $ 21.50 per share. See "Price Range of Common Stock."

See "Risk Factors" on page 8 for a discussion of certain factors that should be considered by prospective purchasers of the Common
Stock offered hereby.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION  NOR  HAS  THE  SECURITIES AND EXCHANGE COMMISSION  OR
ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE GAMING CONTROL BOARD OR ANY OTHER GAMING AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE COMMON STOCK OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                      PRICE TO          UNDERWRITING      PROCEEDS TO
                      PUBLIC            DISCOUNT          COMPANY <F1>
Per Share............ $                 $                 $
Total (2)............ $                 $                 $

<F1>  Before deducting offering expenses payable by the Company
      estimated to be $                 .
<F2>  The Company has granted to the  Underwriters a 30-day  option to purchase up to 450,000 shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
      Discount and  Proceeds  to  Company  will  be $            ,
      $        , and $      , respectively.  See "Underwriting."


The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and
to withdraw, cancel or modify the offer  without  notice.   It is
expected that delivery of the shares will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository Trust Company, on
or about                       , 1997.

  Salomon Brothers Inc                        Merrill Lynch & Co.




The date of this Prospectus is              , 1997.


  [The following text appears vertically along the left margin.]

Information  contained   herein   is    subject  to completion or
amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior
to the time the registration statement becomes effective.    This
prospectus   shall  not  constitute  an  offer to   sell  or  the
solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MADE HEREBY MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices of the Commission: Seven World Trade Center, 14th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may be obtained by mail at prescribed rates. Requests should be directed to the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site that contains such reports, proxy statements and other information
filed by  the  Company.   The  Commission  web  site  address  is
(http://www.sec.gov).

     The Company has filed with the Commission a Registration Statement on Form S-3 under th e Securities Act of 1933 (the
"Securities Act"), of which this Prospectus   constitutes   a part,
with respect to the Shares offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate documen filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.


             INCORPORATION OF DOCUMENTS BY REFERENCE

     The  following  documents,  which  have  been   filed  by the
Company with the Commission are hereby incorporated by reference into this Prospectus:

     (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (ii)  The Company's  Quarterly  Reports   on   Form 10-Q  for
the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

     (iii) The Company's Current Report on Form 8-K dated February
4, 1997.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such
documents.   Any statement contained in a document incorporated or
deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the
extent   that  a  statement  contained  herein  or  in  any  other
subsequently filed document which also is or is deemed to be incorporated b y reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to James A. Barrett, Jr., Rio Hotel & Casino, Inc., at the Company's principal executive offices located at 3700 West Flamingo Road, Las Vegas, Nevada 89103. Telephone requests may be directed to Mr. Barrett at (702) 252-7733.

                       PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the documents incorporated herein by reference. Unless indicated otherwise or the context otherwise requires (i) references in this Prospectus to the "Company" refer to Rio Hotel & Casino, Inc., a Nevada corporation, and its subsidiaries, and (ii) references to the "Offering" refer to the Shares being offered hereby. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.


                           The Company

     Rio Hotel & Casino, Inc. owns and operates an all-suite hotel-casino, the Rio Suite Hotel & Casino (the "Rio") in Las Vegas, Nevada. This property utilizes a colorful Brazilian
Carnivale theme and currently features 2,582 suites, 116,000 square feet of casino space, 14 restaurants, approximately 2,500 slot machines, 109 table games and other related amenities, including the Rio Secco Golf Club. The Rio is situated on an elevated site near the Las Vegas Strip and adjacent to a major exit from Interstate 15, the freeway linking Las Vegas with Southern California. The Company markets to the middle to upper income segments of gaming customers, including both local residents and Las Vegas visitors. The Rio's all-suite concept, diverse high quality dining and easy access provide an attractive alternative to the Las Vegas Strip and a fun and comfortable environment in which to enjoy gaming, dining and entertainment.

     In June 1997, the Company completed a $200 million expansion, exclusive of construction period interest and preopening costs (the "Phase V Expansion"), centered around the Masquerade Village. The Masquerade Village contains approximately 120,000 square feet of public space wit h a Carnivale and Mardi Gras themed casino expansion, featuring Masquerade Show in the Sky, an interactive $25 million indoor attraction, a variety of new restaurants and fine specialty retail shops. The Phase V Expansion added a curved 41-story hotel tower containing 1,031 suites and 27,000 square feet of additional casino space.

     In the third quarter of 1997, the Company also acquired a golf course located in the master planned community of Seven Hills in Henderson, Nevada, and intends to use the course to provide a golf school operated by Butch Harmon and golf vacation packages to its guests, in addition to providing play on the course primarily to its local and tourist customers.

     The   Company's   business   strategy  focuses  on  attracting
and fostering repeat business from customers in the middle to upper
income segments of the  local resident  and  tourist  markets.   To
implement its business strategy, the Company capitalizes on its all-
suite concept,  strategic   location  and fun-filled Carnivale  and
Mardi Gras theme.   The  Company  strives  to  provide  a  quality,
affordable gaming and entertainment experience in order to generate
high customer  satisfaction and  loyalty.   The  Rio's  location at
Interstate 15 and Flamingo Road helps to attract both of its target
market  segments.   The   Rio's  value-priced   suites  provide  an
attractive alternative to conventional Las Vegas rooms for visitors who desire to avoid the crowds and congestion of the Las Vegas Strip. Rio's suites offer approximately 50% more space than other comparably priced Las Vegas hotel rooms. As a means to capitalize on the high-quality amenities that the Rio offers, management has
increased  its  marketing   efforts to premium players.  Management
believes that it must offer consistent quality, a comfortable and fun atmosphere and, most importantly, friendly service at affordable prices to provide a high value experience to its customers.

     The high quality of the Company's facilities and service is reflected by the large number of awards the Rio has received. In the 1997-1998 Zagat Hotel and Restaurant Survey, the Rio received awards for "Best Rooms," "Best Service," "Best Food" and "Best Overall Hotel" in Las Vegas. In addition, the Rio was selected by the American Academy of Hospitality Sciences to be the first and only recipient of the Five Star Diamond Award for 1997 in Las Vegas. The American Academy of Hospitality Sciences has bestowed fewer than 100 hotels and resorts internationally with this award. Furthermore, the 1997 Casino Player Magazine "Best of Gaming" readers' poll voted the Rio best in 12 categories, including "Best Overall Hotel & Casino."

Recent Developments

     New Rio Master Plan. The Company has assembled 43 acres immediately adjacent to the Rio (seven of which are subject to an option to purchase), bringing the total acreage at the Rio to 83 acres. In October 1997, the Company announced a master plan (the "New Rio Master Plan") for continued development of the existing Rio site and the adjacent 43 acre site. The New Rio Master Plan is expected to be implemented in phases, the first of which has been commenced and includes an entertainment/meeting/special event/convention center, a complex of nine "Palazzo" suites designed for the premium market, a restaurant serving authentic Chinese food, a valet parking structure, a retail shopping area, an expanded outdoor entertainment area with an additional swimming pool, additional exhibition space in the Masquerade
Village, an expansion of the Shutters premium gaming lounge, creation of a concierge suite level in both of the Rio's existing towers and an expansion of the Rio's spa, and a new road that connects the Rio and the Las Vegas Strip by extending Twain Avenue to Industrial Road.

     This first phase is anticipated to be completed in stages through 1998 and early 1999 at an estimated cost of $200 million. Subsequent phases of the New Rio Master Plan are currently at the conceptual stage. These phases currently include a separate hotel of up to 3,000 rooms, up to nine additional luxury villas and two additional parking structures. The timetable, theme and cost of the subsequent phases have not yet been established, and there can be no assurance that the New Rio Master Plan will be implemented successfully, if at all. See "Risk Factors - Construction and Development Risks."

     Proposed Detroit Project. The Company, and Paradise Valley, L.L.C., a Michigan limited liability company ("Paradise Valley"), filed a joint application on July 31, 1997 with the City of Detroit, Michigan to obtain one of the three licenses that will be granted to operate a hotel-casino in that venue. Pursuant to the terms of the agreement with Paradise Valley, the Company would be the majority owner and controlling partner of the joint venture company and would receive a management fee based on gross revenues for operating the joint venture business. The total investment is estimated to be approximately $750 million, with the Company to provide $150 million in equity capital and the joint venture company to raise the balance of the anticipated investment through project financing obtained by the joint venture company. At the present time, there are a number of applicants for the three licenses that will be granted in the City of Detroit, including two groups that have been designated to receive preferred consideration by the City of Detroit. The City of Detroit will select three applicants on November 7, 1997 with whom the City of Detroit will negotiate development agreements for the three licenses. If chosen, the joint venture company will begin the negotiation with the City of Detroit for the final scope of the project and the formal licensing process. Plans for the Detroit project are in the conceptual bidding phase, and are contingent upon successful negotiations with the City of Detroit, licensing and financing issues. There can be no assurance that the joint venture company will be successful in securing one of the gaming licenses.

     Amended and Restated Rio Bank Loan. The Company currently has a $200 million senior secured reducing revolving credit facility (the "Rio Bank Loan") that matures June 30, 2001 with a syndicate of banks led by Bank of America National Trust and Savings Association ("Bank of America NT&SA"). As of September 30, 1997, $130.0 million was available for borrowing under the Rio Bank Loan. Proceeds from the Rio Bank Loan may be used for general corporate purposes. The Rio Bank Loan is secured by a first deed of trust on substantially all of the real property owned by Rio Properties, Inc., the Company's principal operating subsidiary ("Rio Properties"), and other real and personal property, and is guaranteed by the Company, which guarantee is secured by a pledge of the capital stock of Rio Properties. The Company is currently engaged in discussions with Bank of America NT&SA to amend and restate the Rio Bank Loan (the "Amended and Restated Rio Bank Loan") to provide for a $275 million credit facility that will mature December 31, 2003. The Amended and Restated Rio Bank Loan will provide for greater borrowing capacity, subject to compliance with certain financial tests, and improved pricing. There can be no assurances that the Company will be able to modify the Rio Bank Loan.



                           The Offering

Common Stock.................................  3,000,000 shares

Common Stock Outstanding after the Offering..  24,412,841 shares<F1>

Use of Proceeds..............................  The  Company  will  use the net proceeds  of  the  Offering  to
                                               reduce    amounts   outstanding
                                               under  the  Rio    Bank    Loan
                                               ($70.0 million as of  September
                                               30,    1997).    See  "Use   of
                                               Proceeds."

New York Stock Exchange Symbol...............  RHC

<F1> Based  upon  shares  outstanding as of September  30,  1997.
Does not include shares reserved for future issuance upon the exercise of currently outstanding options ("Options"), of which options for 1,407,155 shares are currently exercisable.

               Summary Consolidated Financial Data


The following table summarizes certain selected consolidated financial data, which should be read in connection with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated financial data as of and for the years ended December 31, 1993 and 1992 and as of December 31, 1994 have been derived from the Company's audited financial statements. The summary consolidated financial data as of and for the years ended December 31, 1996 and 1995 and for the year ended December 31, 1994 have been derived from the Company's audited financial statements included elsewhere herein. The summary consolidated financial data presented below as of and for the nine months ended September 30, 1997 and 1996 are derived from the Company's unaudited consolidated financial statements included elsewhere herein. The unaudited consolidated financial statements include all adjustments (consisting of only normal recurring adjustments) which the Company considers necessary for a fair presentation of the Company's financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for future periods.




                                            Nine Months
                                        Ended September 30,                          Year Ended December 31,
                                        -------------------   ------------------------------------------------------------
                                          1997       1996         1996         1995        1994        1993        1992
                                        -------------------   ------------ ------------ ----------- ----------- ----------
                                            (Unaudited)
Statements of Income Data:

 Net revenues.....................      $270,693   $163,087     $219,581      $192,958   $146,424    $110,053    $82,633
 Operating profit.................        38,046     30,649       37,994        37,558     25,928      20,304     12,454
 Interest expense.................       (19,199)    (7,112)      (8,215)       (8,106)    (1,923)     (1,839)    (3,801)
 Net income.......................        11,968     15,068       19,366        18,745     15,966      10,649      6,308
 Net income per share.............          0.55       0.70         0.90          0.87       0.74        0.55       0.41
 Weighted average number of
   common shares outstanding<F1>..        21,575    21,549        21,534        21,593     21,720      19,538     15,318

Other Data:<F2>
 EBITDA<F3>.......................       $67,924   $43,187       $55,614       $51,790   $36,792     $27,848     $18,268
 Average daily suite rate<F4>.....        $88.84    $73.82        $76.93        $72.18    $63.80      $62.60      $64.09
 Average daily hotel occupancy....          90.0%     95.8%         94.5%         94.5%     95.9%       96.8%       96.5%
 Hotel suites.....................         2,582     1,551         1,998         1,551       861         861         424
 Casino square footage............       116,000    89,000        89,000        89,000    89,000      79,000      54,000
 Slot machines....................         2,442     1,880         1,884         2,098     2,200       1,950       1,450
 Table games......................           102        76            79            73        53          44          31
 Restaurant seats.................         4,152     2,540         2,540         2,540     2,440       1,843       1,209

-------------------

<F1> Includes  Common  Stock  equivalents  related   to   options
     currently outstanding under the Company's Non-Statutory Stock Option Plan (the "NSOP"), the Company's 1991 Directors' Stock Option Plan (the "Directors' Plan") and the Company's 1995 Long-Term Incentive Plan (the "Incentive Plan").
<F2> Other data relating  to  hotel suites, casino square footage and restaurant seats represent amounts as of the end of the period. Data related to slot machines and table games represent averages for the period.
<F3> For purposes of the financial  information contained in this
     Prospectus, EBITDA consists of operating profit (loss) plus depreciation and amortization, including amortization of preopening costs associated with the Phase V Expansion. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or as an alternative to cash flow from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. This line item enables comparison of the Company's performance with the performance of other companies that report EBITDA.
<F4> Average daily suite  rate figures are actual rates expressed in dollars.
<F5> Pro forma as adjusted amounts give pro forma effect to this
     Offering and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."



                                                         September 30, 1997
                                                   -------------------------------
                                                                    Pro Forma
                                                     Actual       As Adjusted<F5>
                                                   -----------   -----------------
                                                   (Unaudited)
Balance Sheet Data:
  Cash and cash equivalents......................   $  13,763
  Total assets...................................     558,789
  Long-term debt, including current maturities...     305,279
  Stockholders' equity...........................     196,144


                                7

                          RISK FACTORS

     Except  for  historical  information   contained   in   this
Prospectus,  the matters discussed herein contain forward-looking statements made pursuant to the safe harbor provisions of Section
27A  of the Securities  Act  of  1933  and  Section  21E  of  the
Securities  Exchange  Act  of  1934,  such  as  plans  for future expansion, capital spending and financing sources.  Such forward-
looking  statements are inherently uncertain, and investors  must recognize  that  actual  results  may  differ  from  management's
expectations.    Key   factors   affecting   current  and  future
operations of the Company include the factors discussed below.

     Prospective   investors   should   consider  carefully   the
following factors in addition to the other  information contained in this Prospectus before making an investment in the Shares.
Management of Growth; Dependence on Key Personnel

     The  future  expansion  of  the  Rio,  the  development   of
additional  future  gaming  properties within Las Vegas and other potential gaming jurisdictions,  such  as  Detroit, Michigan, may involve unforeseen difficulties and may require  disproportionate amounts of time and attention by the Company's management  to its various  business activities as well as the unexpected allocation of financial and other resources of the Company.  Many management duties within  the  Company are presently the responsibility of a relatively small number  of  executives.  To manage the Company's future growth, the Company will  be required, among other things, to  hire  and  train  new  personnel, continuously  evaluate  and change,  if  necessary,  its existing  management  structure  and
control its operating expenses.   The  loss  of  the  services of
certain  key individuals could have a material adverse effect  on
the  Company's   business,  financial  condition  or  results  of
operations.  Competition  for  new  personnel  in  Las  Vegas  is intense  and  there  can  be  no assurance that in the future the
Company will be able to attract and retain qualified personnel.

Construction and Development Risks

     Construction projects, such  as those contemplated under the
New Rio Master Plan, and the potential development of the project
in  Detroit,  Michigan,  entail  significant   risks,   including
management's   ability   to  control  and  manage  such  projects
effectively, shortages of  materials or skilled labor, unforeseen
engineering,   environmental   or   geological   problems,   work
stoppages, weather interference,  floods  and  unanticipated cost increases.  No assurance can be given that the budgeted  costs of the Company's current and future projects will not be exceeded or that  any  such  projects  will  commence  operations  within the contemplated schedules, if at all.  In addition, the scope of the licenses,  permits  and authorizations required to construct  and open a new facility or expand an existing facility are extensive,
and   the  failure  to  obtain   such   licenses,   permits   and
authorizations   could   prevent   or  delay  the  completion  of
construction or opening of all or part of such facilities, affect the  design  of features of the project  or  increase  completion costs.

     Any development  of  new facilities will require the Company to  make  a  substantial capital  investment  and,  depending  on timing, may require additional debt or equity financing.  The New
Rio Master Plan  or the Detroit project, if developed, are likely to  require significant  additional  debt  or  equity  financing.
There  can  be  no  assurance that the cash flow generated by the operations of the Company  or  any  other  new  venture  will  be sufficient  to  service any additional debt which may be incurred
in  connection  therewith.    There  can  be  no  assurance  that
additional financing can be obtained  on  terms acceptable to the
Company or otherwise.  Further, there can be  no  assurance  that any  expansion projects will add proportionately to the Company's results  of  operations.  See "Summary - Recent Developments" and
"Management's  Discussion and Analysis of Financial Condition and
Results of Operations - Liquidity and Capital Resources."

                                8


Competition

     Intense competition  exists in the gaming industry, and many of the Company's competitors have significantly greater resources than  the Company.  The Rio  faces  competition  from  all  other casinos  and  hotels in the Las Vegas area, including competitors located on the Las Vegas Strip, the Boulder Strip and in downtown
Las Vegas.  Such  competition  is primarily targeted toward local
residents  and  repeat  visitors.    The   Company   also   faces
competition  from  non-hotel  gaming  facilities  targeted toward
local  residents.   In  recent  months, several of the  Company's
direct  competitors  have  opened  new   hotel-casinos   or  have
commenced or completed major expansion projects, and other hotel-
casinos and expansions are planned.  In the past two years, three large  hotel-casinos  have opened on or near the Las Vegas Strip.
In  addition,  nine  new  hotel-casinos   and   two  hotel-casino
expansions  are  under development, which will add  approximately
21,500 rooms to the  Las  Vegas area before the year 2000.  Major
expansions  or  enhancements   of   existing  properties  or  the
construction  of  new  properties  by competitors  could  have  a material  adverse  effect  on the Company's  business,  financial condition and results of operations.

     To  a lesser extent, the  Rio  competes  with  hotel-casinos located in  the  Laughlin and Reno-Lake Tahoe areas of Nevada and
in Atlantic City,  New  Jersey.   The  Company also competes with
state-sponsored  lotteries,  on  and  off  track  wagering,  card parlors, riverboat and Native American gaming  ventures and other forms of legalized gaming in the United States,  as  well as with
gaming  on cruise ships and international gaming operations.   In
addition,  certain  states  have  recently legalized, and several other states are currently considering  legalizing, casino gaming
in  specific  geographical  areas  within  those   states.    The
development  of  casinos,  lotteries and other forms of gaming in other  states,  particularly  areas  close  to  Nevada,  such  as
California,  could  adversely  affect   the  Company's  business,
financial condition and results of operations.

     For a more comprehensive discussion of competitive factors affecting the Company's operations, see "Business - Competition."

Leverage and Debt Service

     The Company has significant interest expense  and  principal
repayment obligations under the Company's indebtedness.   To  the
extent  that  borrowings  are  drawn under the Rio Bank Loan, Rio
Properties, the Company's principal  operating  subsidiary,  will
have   significant   interest  expense  and  principal  repayment
obligations thereunder,  which  obligations are guaranteed by the
Company.  Moreover, the Company currently  has  outstanding  $100
million   in   aggregate   principal  amount  of  10 5/8 %  Senior
Subordinated  Notes (the "10 5/8%  Notes") and  $125  million  in aggregate principal  amount  of  9 1/2% Senior Subordinated Notes
(the "9 1/2% Notes" and collectively  with the 10 5/8 % Notes, the
"Notes").  As of September 30, 1997, the  Company's  consolidated total  indebtedness  was  $305.3 million.  See "Use of Proceeds."
The Company is dependent upon  distributions  from Rio Properties to meet substantially all of its interest expense  and  principal repayment obligations under its indebtedness.  Substantially  all of  the  operations  of  the  Company  are  conducted through Rio
Properties.

     The   Rio   Bank   Loan   includes  covenants  significantly
restricting the amount of funds  which  may  be  advanced  by Rio
Properties to the Company and the amount of principal or interest that  may  be  repaid  by  Rio  Properties  to the Company on any intercompany loans, and includes a covenant requiring the Company to  maintain  a  certain  consolidated tangible net  worth  which effectively limits the amount  of  funds which may be distributed by Rio Properties to the Company in  the  form of dividends.  The
Rio  Bank  Loan  also contains numerous financial  and  operating covenants, including  requirements  that  Rio  Properties and the
Company,  on  a  consolidated  basis,  satisfy certain  financial ratios and maintain certain specified levels of

                               9


net worth, as well as limitations on the incurrence of additional indebtedness.  Additionally, if Rio Properties  does  not satisfy certain  financial ratios and covenants under the Rio Bank  Loan, it will have  available  to  it only a portion of the entire $200 million in the absence of a written  waiver from the lenders.  On a pro forma basis giving effect to this Offering, as of September
30, 1997, Rio Properties would have had  $    million outstanding
under  the  Rio Bank Loan.  The Company is currently  engaged  in discussions with Bank of America NT&SA to provide for the Amended and Restated  Bank Loan.  The Amended and Restated Bank Loan will provide for greater  borrowing  capacity,  subject  to compliance with certain financial tests, and lower pricing.  There can be no assurance  that the Company will be able to modify the  Rio  Bank
Loan or, if  it were able to do so, that the Company will receive
more favorable  terms  thereunder.   The Indentures for the Notes
(collectively,  "Indentures")  also  contain  certain  covenants,
including   a   limitation  on  the  incurrence   of   additional
indebtedness; however, the Indentures permit the Company to incur certain financing  indebtedness  under  the  Rio  Bank  Loan  and certain  other indebtedness without satisfying the coverage ratio contained  in  such  covenants.  See "Management's Discussion and
Analysis of Financial  Condition  and  Results  of  Operations  -
Liquidity and Capital Resources."

     The  ability  of  the  Company  to  meet  its  debt  service requirements and the ability of Rio Properties and the Company to comply  with covenants under the Rio Bank Loan and the Indentures will be dependent  upon  future  performance, which is subject to financial, economic, competitive,  regulatory  and  other factors affecting  the  Company  and its subsidiaries, many of which  are
beyond  their  control.   While  the  Company  expects  that  its
operating cash flow will be  sufficient  to  cover  its expenses, including interest costs, there can be no assurance with  respect
thereto.   If  the  Company is unable to generate sufficient cash
flow, it could be required  to  adopt  one  or more alternatives, such  as  reducing  or  delaying  planned expansions  or  capital expenditures, selling or leasing assets,  restructuring  debt  or obtaining  additional  equity capital.  There can be no assurance that any of these alternatives  could be effected on satisfactory terms,  and  dependence on alternative  sources  of  funds  could impair the Company's  competitive  position and reduce its future
cash  flow.   See  "Management's  Discussion   and   Analysis  of
Financial Condition and Results of Operations."

Reliance on Certain Markets

     The  Rio  draws  a  substantial  number  of  customers  from throughout  the  United States, particularly California.  Adverse economic conditions  could  have a material adverse effect on the
Company's operating results.   In  addition,  an increase in fuel
costs or transportation prices, a decrease in airplane traffic, a worsening of interstate highway congestion from  California, or a deterioration of relations with tour and travel agents,  as  they affect  travel  to  Las Vegas and the Company's facilities, could materially adversely  affect  the  Company's  business, financial condition and results of operations.

     In addition, a significant component of the  Rio's customers are Las Vegas residents.  Although management believes  that  the population  and  economic  strength of Las Vegas will continue to
grow,  there  can  be no assurance  with  respect  thereto.   See
"Business - Las Vegas Market."

Control by Existing Stockholders, Certain Relationships and
Related Transactions

     Officers and directors  of the Company will beneficially own or control approximately 19.2%  of  the outstanding Common  Stock
(excluding  shares issuable  upon  the  exercise  of  outstanding
options),  including  19.0%  owned  by  Anthony   A.  Marnell  II,
Chairman of the Board of Directors, after giving  effect  to this
Offering. Such individuals, if acting together,  would be able to effectively  elect  the entire Board of

                               10


Directors  as  well  as  approve  most matters submitted to  the
stockholders for approval.   See  "Security  Ownership of Certain
Beneficial Owners and Management."

     Anthony A.  Marnell  II,  Chtd.  ("Marnell  Chartered"),  an
architectural firm, and Marnell Corrao Associates, Inc. ("Marnell
Corrao"), a construction company, each of which is  controlled by
Mr. Marnell,  have  provided and continue to provide all  project
design and construction  services  for  the  Company.   Potential
conflicts  of  interest between the Company and Marnell Chartered or Marnell Corrao  could  arise  (for example, if a request for a change  order  is  presented affecting  a  construction  contract price).  To address such issues, the Company's Board of Directors utilizes  an  Audit Committee,  consisting  of  two  non-employee directors that,  among  other  things, reviews and reports to the full Board of Directors on certain  issues that involve potential conflicts of interest.

     Mr. Marnell  and James A. Barrett,  Jr.,  President  of  the
Company, are each officers  of Marnell Corrao.  Mr. Marnell is an
officer   of   Marnell   Chartered.     In    these   capacities,
Messrs. Marnell  and  Barrett  each devote substantial  time  and
attention to the affairs of these  enterprises.   Messrs. Marnell
and   Barrett   are   also   involved  in  other  businesses  and
investments.

Nevada Gaming Regulations

     The  Nevada  State  Gaming  Control  Board  and  the  Nevada
Commission and other local, county  and state regulatory agencies
may,  in  compliance  with  certain  statutory   and   regulatory
procedures,  limit,  condition,  suspend  or revoke a license  or approval  to own the stock of the Company for  any  cause  deemed
reasonable  by  such  licensing  agency.   Substantial  fines for
violations  of  gaming  laws or regulations may be levied against the Company and persons involved.  In addition, the Company could be  subject  to fines for each  violation  of  the  gaming  laws.
Furthermore, a  supervisor could be appointed by a state court at the request of the Nevada Commission to operate any nonrestricted gaming establishment operated by the Company if the licenses held by the Company are  revoked,  suspended  or  otherwise lapse.  In such  extraordinary circumstances, earnings generated  by  gaming
operations   during   a   supervisor's  appointment  (except  for
reasonable rental value) could  be  forfeited  to  the  State  of
Nevada.   Suspension  or revocation of any of the licenses or the
appointment of a supervisor by the Nevada Commission would have a material adverse effect  on  the  Company's  business,  financial condition  or  results of operations.  See "Business - Regulation and Licensing."

Regulatory Disposition

     The Nevada  Commission  may,  in its discretion, require the holder  of  any security of a corporation  registered  under  the
Nevada  Gaming   Control   Act  and  the  Rules  and  Regulations
promulgated thereunder (collectively  the  "Nevada Act"), such as the Shares, to file applications, be investigated  and  be  found suitable  to own the security of a registered corporation.  If  a beneficial  holder of Shares is required by the Nevada Commission to be found suitable,  the  holder  shall  apply for a finding of suitability within 30 days after the Nevada  Commission  request.
The applicant for a finding of suitability must pay all costs  of
such  investigation.   If the Nevada Commission determines that a
person is unsuitable to  own such security, then, pursuant to the regulations of the Nevada  Commission, the registered corporation can be sanctioned, including  by  the  loss of its approvals, if, without the prior approval of the Nevada  Commission, it (i) pays
to   the  unsuitable  person  any  dividend,  interest   or   any
distribution  whatsoever,  (ii)  recognizes  any voting rights by such unsuitable person in connection with such  securities, (iii)
pays the unsuitable person remuneration in any form or (iv) makes any  payment  to  the  unsuitable  person  by  way  of principal,
redemption,   conversion,   exchange,   liquidation   or  similar
transaction.   Further,  if  the  holder  or beneficial owner  is
required to be found suitable and is not found  suitable  by  the
Nevada Commission, (i) the holder

                              11


shall,  upon  request  of  the  Company, dispose of such holder's
Shares within 30 days or within the time prescribed by the Nevada
Commission, whichever is earlier, or (ii) the Company may, at its option, redeem the holder's Shares  at  the  lesser  of  (y)  the
Current  Market  Price  or (z) the price at which the Shares were acquired by the holder, without,  in any case, accrued and unpaid interest  to  the date of the finding  of  unsuitability  by  the
Nevada Commission,  unless  payment of such interest is permitted
by  the  Nevada  Commission.   See  "Business  -  Regulation  and
Licensing."

Uncertain Effect of National Gambling Impact and Policy
Commission

     The U.S. Congress has created  the  National Gambling Impact and  Policy Commission to conduct a comprehensive  study  of  all matters  relating  to the economic and social impact of gaming in
the United States.   The  enabling legislation provides that, not
later than two years after enactment of the enabling legislation, the commission would be required to issue a report containing its findings  and  conclusions,  together  with  recommendations  for
legislation    and    administrative     actions.     Any    such
recommendations, if enacted into law, could  adversely impact the gaming  industry  and  have  a  material  adverse effect  on  the
Company's business, financial condition or results of operations.

     From  time to time, certain legislators  have  proposed  the
imposition of  a  federal  tax  on  gross  gaming  revenues.   No
specific  proposals  for the imposition of such a federal tax are currently pending.  However,  no assurance can be given that such a tax will not be imposed in the future.  Any such tax could have a material adverse effect on the  Company's  business,  financial condition or results of operations.

Environmental Risks and Regulation

     As  is the case with any owner or operator of real property, the Company  is  subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal  of hazardous materials.  Failure to comply with environmental laws  could result in the imposition of severe penalties or restrictions on operations by government agencies or
courts  of  law which could  adversely  affect  operations.   The
Company does  not have environmental liability insurance to cover such events.

     The  Company   has  in  the  past  engaged  in  real  estate
development projects  and  has  owned  several  parcels  of  real
estate.    While  the  Company  is  unaware  of  any  significant
environmental  hazard  on properties it owns or has owned, in the
event  of  any  discovery  of   such  hazard,  severe  penalties,
including the costs of remediation,  could  be sought against the
Company.

Volatility of Stock Price

     The trading price of the Common Stock could  be  subject  to wide fluctuations in response to periodic variations in operating results and other events or factors, including the success of the
Company's    development   activities,   legislation   approving,
defeating  or restricting  gaming,  other  governmental  actions, developments  in  the gaming industry generally and announcements by the Company or by competitors.  In addition, the stock market, and the gaming industry  in  particular, have experienced extreme price and volume fluctuations  in  a  manner which has often been unrelated to the operating performance  of such companies.  These broad market fluctuations may adversely affect  the  market price
of  the  Common  Stock.   A shift away from investor interest  in
gaming in general could adversely affect the trading price of the
Common Stock in a manner unrelated  to  the  Company's  operating performance.

                               12

                         USE OF PROCEEDS

     The  net  proceeds  to  the  Company  from  the  sale of the
3,000,000 shares of Common Stock offered by the Company hereby at
an  assumed  public  offering  price  of  $       per  share  are
estimated  to  be  approximately  $       million  (approximately
$       million  if  the  Underwriters' over-allotment option  is
exercised in full), after deducting the underwriting discount and estimated offering expenses  payable by the Company.  The Company will initially use the net proceeds to reduce amounts outstanding
under the Rio Bank Loan.   At  such times as funds are thereafter
needed by the Company, the Company will draw funds then available under the Rio Bank Loan.  The interest  rate on the Rio Bank Loan is  a  variable  rate  equal  to either the Eurodollar  Rate  (as defined in the Rio Bank Loan) or the Base Rate (as defined in the
Rio Bank Loan), at the election  of  the Company, plus a variable margin  (based  upon  the  Company's  leverage  ratio)  over  the
Eurodollar  Rate or the Base Rate, as applicable.   The  maturity
date of the Rio  Bank Loan is June 30, 2001.  As of September 30,
1997,  the unpaid principal  of  the  Rio  Bank  Loan  was  $70.0
million.   See "Management's Discussion and Analysis of Financial
Condition and  Results  of  Operations  -  Liquidity  and Capital
Resources."

                         DIVIDEND POLICY

     The Company has never declared or paid any dividends  on its
Common  Stock,  and  the Board of Directors intends to retain all earnings, if any, for  use  in  the  Company's  business  for the
foreseeable  future.   In  addition, the Company's long-term debt
instruments contain various  restrictions  on the payment of cash dividends.

                   PRICE RANGE OF COMMON STOCK

     The Company's Common Stock began trading  on  the  New  York
Stock Exchange (the "NYSE") under the symbol "RHC" on January 11,
1996.   Prior to this date, the Company's Common Stock was traded
on the Nasdaq  National  Market  under  the  symbol  "RIOH."  The following  table sets forth the high and low closing sale  prices of the Company's  Common  Stock,  as reported by the NYSE and the
Nasdaq National Market, during the periods indicated.


                                                  High         Low
1995
     First Quarter..............................  $14          $11 1/4
     Second Quarter.............................   16 5/8       13 1/4
     Third Quarter..............................   14 3/4       12 1/2
     Fourth Quarter ............................   13 5/8       11 5/8
1996
     First Quarter..............................  $15 1/4      $11 5/8
     Second Quarter.............................   18 3/4       15
     Third Quarter..............................   17 5/8       13 3/8
     Fourth Quarter ............................   14           13 7/8
1997
     First Quarter..............................  $17 1/4       14
     Second Quarter.............................   15 5/8       13 5/8
     Third Quarter..............................   22 1/4       14 9/16
     Fourth  Quarter (through October 30, 1997).   24 1/2       20 1/8


     The last reported sale price of the  Common  Stock on  the  NYSE
on October   , 1997 was $        per share.  There were approximately
         holders  of  record  of  the  Company's  Common Stock  as of
October   , 1997.


                     CONSOLIDATED CAPITALIZATION

     The following table sets forth the cash position and capitalization of the Company at September 30, 1997 and as adjusted to give pro forma effect to this Offering and the application of the net proceeds therefrom. This table should be read in conjunction with the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                           September 30, 1997
                                         ----------------------
                                                     Pro Forma
                                          Actual    As Adjusted
                                         --------   -----------
                                             (In thousands)
Cash and cash equivalents                $ 13,763   $
                                         =========  ===========
Current maturities of long-term debt     $   1,266  $
                                         ---------  -----------
Long-term debt:
 Rio Bank Loan                              70,000
 10 5/8 % Notes                             100,000
 9 1/2% Notes, net of discount             121,563
 Other long-term debt                       12,451
                                         ---------  -----------
  Total long-term debt                     304,014
                                         ---------  -----------
  Total debt                               305,279
                                         ---------  -----------
Stockholders' equity:
Common stock; par value $.01 per
  share, 100,000,000 shares
  authorized, 21,412,841 shares
  outstanding, 24,412,841
  shares outstanding pro forma                 214
Additional paid-in-capital                 115,439
Retained earnings                           80,491
                                         ---------  -----------
  Total stockholders' equity               196,144
                                         ---------  -----------
  Total capitalization                   $ 501,423  $
                                         =========  ===========
--------------------

<F1> Assumes  $_______  per  share  net   to  the  Company  after
underwriting discount, and 3,000,000 shares  issued.   Total  net
proceeds to the Company assumed to be $__________.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF

          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statement on Forward-Looking Information

     Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to plans for future expansion, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to construction activities, dependence on existing management, gaming regulations (including actions affecting licensing), leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

Overview

     During the first six months of 1997, the Phase V Expansion project was phased into operation, which consisted of the opening of (i) the Masquerade Village on February 7, 1997, including five new restaurants, 21 retail shops, approximately 30,000 square feet of gaming area, the Masquerade Show in the Sky, an entertainment event featuring parade floats with live entertainers suspended from the Masquerade Village's ceiling; and the addition of approximately 1,000 new suites, 447 of which became available as of December 31, 1996 with the additional new suites becoming available in mid-March 1997; and (ii) in mid-May 1997, the uppermost floors of the 41-story Masquerade Tower including 31 new suites and the VooDoo Lounge and Cafe on the 40th and 41st floors which offer panoramic views of the Las Vegas valley.

     In addition, during the third quarter of 1997, the Company consummated the purchase of the Seven Hills Golf Course located approximately 15 minutes south of the Rio. The facility has been renamed the Rio Secco Golf Club. The Company intends to use the course to provide a golf school and golf vacation packages to its guests, and provide play on the course primarily to the Rio's local and tourist customers. The golf course opened for play in October 1997, and the clubhouse is scheduled to open in the spring of 1998.

     The Company, together with Paradise Valley, has filed a joint application with the City of Detroit, Michigan to obtain one of the three licenses that will be granted to operate a hotel-casino in that venue. Pursuant to the terms of the agreement with Paradise Valley, the Company would be the majority owner and controlling partner of the joint venture company, and would receive a management fee based on gross revenues for
operating the joint venture business.   The total  investment  is
estimated to be approximately $750 million, with the Company to provide $150 million in equity capital and to raise the balance of the anticipated investment through project financing obtained by the joint venture company. At the present time, there are a number of applicants for the three licenses that will be granted in the City of Detroit, including two groups that have been designated to receive special consideration by the City of Detroit. The City of Detroit will select three applicants on November 7, 1997 with whom the City of Detroit will negotiate development agreements for the three licenses. Plans for a Detroit project are in the conceptual bidding phase, and are contingent upon successful negotiations with the City of Detroit,
licensing and financing  issues.   There can be no assurance that
the joint venture company will be successful in securing one of the gaming licenses.

Results of Operations

Nine Months Ended September 30, 1997 and 1996

     The Company's net revenues increased to $270.7 million for the nine months ended September 30, 1997 from $163.1 million in the nine months ended September 30, 1996, an increase of $107.6 million or 66%. Casino revenues increased $58.1 million, or 70%, to $141.2 million for the nine months ended September 30, 1997, compared to $83.1 million in the nine months ended September 30, 1996. With the opening of the Masquerade Village casino area on February 7, 1997, the average number of slot machines and table games available increased from 1,880 and 76, respectively, in the nine months ended September 30, 1996, to 2,442 and 102, respectively, in the nine months ended September 30, 1997. Table game revenues were $74.1 million for the nine months ended September 30, 1997, an increase of $43.7 million, or 144%, from the $30.4 million in the nine months ended September 30, 1996. When comparing the nine months ended September 30, 1997 and the nine months ended September 30, 1996, the table game hold percentages were 19% and 16%, respectively, and table game handle increased to $381.9 million, or 100%, from $190.8 million. Management believes that the increase in table game handle was primarily due to the increased number of table games available and the increased foot traffic associated with the Phase V Expansion, and an increased emphasis by management on marketing to customers with higher credit limits and average wagers. Slot machine revenues were $62.2 million in the nine months ended September 30, 1997, an increase of $13.9 million, or 29%, from $48.3 million in the nine months ended September 30, 1996. Management believes that the increase in the average number of slot machines available and the increase in customer traffic associated with the Phase V Expansion were the primary reasons for the increase in slot machine revenues. Other casino revenues, consisting of the race and sports books, keno and poker, increased 11% to $4.9 million in the nine months ended September 30, 1997 compared to $4.4 million in the nine months ended September 30, 1996, primarily due to the increased foot traffic associated with the opening of the Phase V Expansion.

     Room revenues increased by $20.3 million, or 67%, to $50.4 million for the nine months ended September 30, 1997 from $30.1 million in the same period in the prior year. Management believes that the primary reasons for the increase in room revenues were the additional availability of the new suites in the new 41-story tower and an increase in the average room rate from $74 in the first nine months of 1996 to $89 in the current year's nine month period. The occupancy rate was 90% during the nine months ended September 30, 1997, compared to 96% for the same period in the prior year, with 202,075 more rooms being available and occupied in the 1997 nine month period.

     Food and beverage revenues increased $30.0 million, or 57%, to $83.0 million in the nine months ended September 30, 1997 compared to $53.0 million in the first nine months of 1996. Management believes that the opening of the Masquerade Village, including the initial five new restaurants and bars on February 7, 1997, the opening of the VooDoo Restaurant and Lounge on May 24, 1997 and increased customer traffic generated through the additional rooms and expanded casino and entertainment areas were the primary reasons for the increase. An increase in the average food check also contributed to the increase in food and beverage revenues.

     Other revenues increased by $7.3 million, or 64%, to $18.7 million in the first nine months of 1997, from $11.4 million in the prior year period. The primary reasons for this increase were an increase in showroom admissions, gift shop and other retail sales, increased telephone revenues due to the increase in rooms occupied, and shop rental received from the retail outlets leased to third parties in the Masquerade Village.

     Before preopening expense, operating profit as a percentage of net revenue was 18% and 19% for the nine months ended
September 30, 1997 and 1996, respectively. The one-time preopening costs, which consisted primarily of direct incremental personnel costs and advertising and marketing expenses associated with the opening of the Phase V Expansion on February 7, 1997, totaled approximately $11.2 million. The casino operating margin was 47% in the nine months ended September 30, 1997 compared to 52% in the same period in the prior year. Payroll and other volume related expenses, increased casino marketing and promotional costs and an increase in reserves associated with the potential uncollectibility of casino receivables of $11.8 million for the nine months ended September 30, 1997 compared to $0.1 million in the same period in the prior year, are the primary contributors to the decrease in the casino operating profit margin. For the nine months ended September 30, 1997 and 1996, hotel operating profits were 70% and 67%, respectively, food and beverage operating profits were 23% in each of the periods, and other operating department profit margins were 40% and 49%, respectively. The decrease in the operating profit margin for other departments is primarily due to the increase in retail sales and the correspondingly higher costs of sales, payroll and other expenses associated with retail sales and expenses associated with the operation of the Masquerade Show in the Sky which opened on February 7, 1997. Selling, general and administrative expenses were 14% of net revenues in each of the nine month periods.

     Promotional allowances, which represent the retail value of rooms, food, beverage and other services provided to customers without charge, were 8% and 9% of total revenues for the nine month periods ended September 30, 1997 and 1996, respectively. The decrease in promotional allowances as a percentage of total revenues is primarily due to the increase in total revenues.

     Depreciation and amortization increased by $6.2 million, or 49%, to $18.7 million in the first nine months of 1997 compared to $12.5 million in the prior year period. This increase is primarily attributable to depreciation and amortization expense associated with the opening of the Phase V Expansion.

     Interest expense increased by $12.1 million, or 170%, to $19.2 million for the nine months ended September 30, 1997, from $7.1 million in the same period in 1996. This increase was primarily due to the issuance on February 11, 1997 of the Existing 9 1/2% Notes.

     Net income for the nine month period ended September 30, 1997, after deducting $11.2 million ($7.1 million net after taxes) of preopening costs associated with the opening of the Phase V Expansion, was $12.0 million. Adjusted on a pro forma basis for the one-time after-tax charge of $7.1 million for preopening costs, net income for the first nine months ended September 30, 1997 would have been $19.1 million, compared to net income for the nine months ended September 30, 1996 of $15.1 million.

Years Ended December 31, 1996 and 1995

     Net revenues for the Company increased to $219.6 million in 1996 from $193.0 million in 1995, an increase of $26.6 million or 14%. Casino revenues increased $6.9 million, or 7%, to $112.4 million in 1996 from $105.5 million in the prior year. An increase in table game revenues of $6.4 million, or 18%, to $42.5 million in the current year from $36.1 million in 1995 was the primary component of the increase. Slot machine revenues were $64.2 million in 1996, an increase of $1.2 million, or 2%, from 1995 revenues of $63.0 million. Race and sports book revenues were $0.2 million and $0.3 million lower, respectively, in 1996 than in 1995, primarily due to a lower hold percentage in the sports book and a decrease in total wagers in the race book which was negatively impacted by a pricing dispute concerning the live televising of races from California race tracks. Management believes that the increase in table game revenues was attributable to an increase in the number of available and occupied rooms and an average of 14 more table games being available in 1996 compared to 1995. In 1996, management believes that slot machine revenues were negatively impacted by a 12% decrease in the average number of slot machines available when compared to 1995 as a result of temporary space limitations due to the Phase V Expansion and casino remodeling projects.

     Room revenues increased by $7.5 million, or 22%, to $41.3 million in 1996 from $33.8 million in 1995, primarily due to 365, 184 and 141 new hotel suites being placed into service in February 1995, March 1995 and December 1995, respectively. Hotel occupancy percentage was 95% in both years, with 567,332 available room nights in 1996 compared to 494,105 available room nights in the prior year. The average room rate increased to $76.93 in 1996 from $72.18 in 1995.

     Food and beverage revenues increased to $70.8 million in 1996 from $60.0 million in 1995, an increase of $10.8 million or 18%. Higher average food checks and increased beverage sales contributed to this increase.

     Other revenues increased by $3.0 million, or 24%, to $15.4 million in 1996 compared to $12.4 million in 1995. Increased telephone revenues from the additional hotel suites, as well as increased merchandise sales, salon revenues and admissions to entertainment activities, were the primary reasons for the increase in other revenues.

     Operating profit as a percentage of net revenue was 17% and 20% in 1996 and 1995, respectively. Casino operating profit was 50% in 1996 compared to 55% in 1995. Management believes that the decline in the casino operating margin was due to (i) the change in the ratio between table game revenues, which traditionally have a lower operating margin, and slot machine revenues and (ii) the incurrence of preopening marketing and personnel costs associated with the September 1996 opening of the Rio's new Shutters gaming area and the Masquerade Village that opened on February 7, 1997. Food and beverage operating profit was 22% and 20% for the years ended December 31, 1996 and 1995, respectively. Management believes that this improvement was the result of effective cost controls, a higher average food check, and the increase in the ratio of beverage sales to food sales when comparing the two years. Hotel operating profit was 68% in 1996 and 69% in 1995. Other operating expenses were 49% and 54% of other departmental revenues for the years ended December 31, 1996 and 1995, respectively, primarily due to increases in telephone and admissions revenues which do not require significant incremental expense. Selling, general and administrative expenses were 14% of net revenues in both years.

     Promotional allowances, which represent the retail value of rooms, food, beverage and other products and services provided to customers without charge, were $20.4 million in 1996 and $18.8 million in 1995. The estimated cost of providing such promotional allowances was $11.4 million and $11.1 million in 1996 and 1995, respectively.

     Depreciation and amortization increased $3.4 million, or 24%, to $17.6 million in 1996 compared to $14.2 million in 1995. This increase is attributable to (i) new suites being placed into service during the period from February 1995 through December 1995, and (ii) expanded public and back-of-the-house areas being placed into service during 1995 and 1996. This includes approximately $7.3 million in construction projects placed into service in 1996 which are associated with the Phase V Expansion project.

     Interest expense increased $0.1 million in 1996 to $8.2 million from $8.1 million in 1995. Interest expense in 1996 was reduced by $8.7 million due to the capitalization of interest on amounts expended on the Phase V Expansion project. The $200.0 million Phase V Expansion includes approximately 1,000 new hotel suites, 477 of which opened in late December 1996, and approximately 120,000 of additional casino space, restaurants, retail, and interactive entertainment space, which opened on February 7, 1997. The remainder of the new hotel suites and the VooDoo Lounge and Restaurant on the 41st floor of the new tower opened during the second quarter of 1997.

     Net income was $19.4 million or $0.90 per share (fully diluted) compared to $0.87 per share (fully diluted) in 1995. As a percentage of pre-tax income, federal income taxes decreased from 36.4% in 1995 to 35.0% in 1996, primarily due to a change in accounting for employee meals which were provided at no cost to employees Prior to the change in accounting for these meals, with this change having been adopted by a majority of Nevada's hotel/casinos, the Internal Revenue Service has alleged that such meals are subject to the 50% meals and entertainment disallowance.

Years Ended December 31, 1995 and 1994

     Net revenues for the Company increased to $193.0 million for 1995 from $146.4 for 1994, an increase of $46.6 million or 32%. Casino revenues increased to $105.5 million for 1995 from $87.2 million for 1994, an increase of $18.3 million or 21%. The increase in casino revenues was due primarily to an increase in slot machine revenues of $8.5 million or 16% to $63.0 million for 1995 from $54.5 million for 1994 and an increase in table games revenues of $10.3 million or 40% to $36.1 million for 1995 from $25.8 million for 1994, resulting from the additional slot machines and table games discussed above, as well as an increase in the per unit win of both slots and table games.

     Room revenues increased by $14.5 million or 76% to $33.8 million for 1995 from $19.3 million for 1994. The increase in room revenue resulted primarily from the addition of 365 new hotel suites placed into service in February 1995, 184 new hotel suites placed into service in March 1995, and 141 new hotel suites placed into service in December 1995. The additional 690 suites placed into service in 1995 increased the Rio's total to 1,551 suites compared to 861 suites for 1994. Demand for the Rio's suites remained high during 1995 with a 95% average daily occupancy compared to a 96% average daily occupancy during 1994. The average number of suites available during 1995 was 1,354 compared to 861 during 1994. The average daily room rate during 1995 was $72.18 compared to $63.80 during 1994.

     Food and beverage revenues increased to $60.0 million for 1995 from $47.6 million for 1994, an increase of $12.4 million or 26%. The successful opening in February 1994 of the Copacabana Showroom, a 430-seat video, entertainment and restaurant complex; the successful opening in April 1994 of Fiore, a 186-seat fine dining restaurant; the successful opening in June 1994 of Club Rio, a late-night dance club; the successful completion in November 1994 of a 50% expansion of the Carnival World Buffet to 980 seats; and increased beverage sales as a result of increased gaming customers all contributed to the increase in food and beverage revenues.

     Other revenues for 1995 were $12.4 million, which included entertainment admission revenues of $4.1 million, retail sales of $4.1 million, interest income of $0.4 million and miscellaneous other operating revenues, primarily telephone revenues, of $3.8 million. This represented an increase in other revenues of $5.2 million, or 72%, compared to the $7.2 million in other revenues generated during 1994. The increase in other revenues resulted primarily from increased entertainment admission revenues, retail sales and telephone revenues resulting from increased business levels.

     Operating profit for the Company increased to $37.6 million for 1995 from $25.9 million for 1994, an increase of $11.7 million or 45%. Management believes that the improvement in operating results was due to the additional 365 new hotel suites placed into service in February 1995, the additional 184 new hotel suites placed into service in March 1995, the additional 141 new hotel suites placed into service in December 1995, an average monthly increase from 1994 levels of approximately 174 slot machines and

19 table games, additional restaurant capacity and improved operating efficiencies in the hotel department.

     The Company's operating margins were relatively consistent during 1995 compared to 1994. Operating profit as a percentage of net revenues was 19% during 1995 compared to 18% during 1994. Casino operating profit was relatively constant at 55% during 1995 compared to 56% during 1994. Food and beverage operating profit remained relatively constant at 20% during 1995 compared to 19% during 1994. Hotel operating profit increased to 69% during 1995 compared to 66% during 1994 due to efficiencies resulting from increased customer volume, effective cost controls and a higher average room rate during 1995 compared to 1994. Selling, general and administrative expenses were 14% of net revenues in both 1995 and 1994.

     During 1995, promotional allowances were $18.8 million, or 9% of gross revenues, which represented the retail value of rooms, food, beverage and other services provided to customers without charge. The estimated cost of providing such promotional allowances was $11.1 million. This compares to 1994 when promotional allowances were $14.9 million, or 9% of gross revenues, and the estimated cost of providing such promotional allowances was $9.1 million.

     Depreciation and amortization increased by $3.3 million or 31% to $14.2 million for 1995 compared to $10.9 million for 1994. This increase is attributable to depreciation expense from various completed expansion projects such as the Company's Eastside Expansion and the Phase III Expansion.

     Other expenses of the Company increased primarily because of
higher  interest  expense.   Borrowing  levels  increased in 1995
compared to 1994 due to funding costs of the various expansion projects. Also, in July 1995, in anticipation of the funding requirements for the Phase V Expansion, the Company issued
$100.0 million of the 10 5/8 %  Notes.   The  fixed coupon rate of
10 5/8 % was higher than the floating rate that the Company was paying under the Rio Bank Loan. Consequently, the issuance of
these  notes  resulted   in  an  increase  in  interest  expense.
Interest expense for 1995  was  reduced  by  $949,423  because of interest capitalized on amounts expended on the Phase III Expansion, the Phase IV Expansion and the Phase V Expansion. Interest expense for 1994 was reduced by $619,887 because of
interest  capitalized  on  amounts   expended   on  the  Eastside
Expansion and the Phase III Expansion. Other income for 1994 was a one-time gain of $1.1 million related to the resale of two real
estate parcels previously owned by the Company.   A one-time gain
of $966,510 related to the sale of real estate which was sold by the Company to a related party in December 1991. In April 1994, the real estate was resold to a non-related party. Pursuant to the terms of the sales agreement between the Company and the related party, the Company was entitled to a portion of the
resale  proceeds,   which  equaled  $966,510,  net  of  expenses.
Another one-time gain of $173,500 related to the sale of a second piece of real property owned by the Company until May 1991, when it was sold to a non-related party. Pursuant to the terms of the sales agreement, the Company was entitled to a portion of the resale proceeds or refinancing amount, which equaled $173,500, net of expenses.

     Net income for 1995 increased 17% to $18.7 million or $0.87 per share (fully diluted) from $16.0 million or $0.74 per share
(fully diluted) for 1994 as a result of the factors discussed above.

Impact of Inflation

     Absent changes in competitive and economic conditions or in specific prices affecting the industry, the Company believes that the hotel-casino industry may be able to maintain its operating profit margins in periods of general inflation by increasing minimum wagering limits for its games and increasing the prices of its hotel rooms, food and beverage and other items, and by taking action designed to increase the number of patrons. The industry may be able to maintain growth in gaming revenues by the tendency of customer gaming budgets to increase with inflation. Changes in specific prices (such as fuel and transportation prices) relative to the general rate of inflation may have a material effect on the hotel-casino industry.

Liquidity and Capital Resources

     On February 4, 1997, the Company issued $125 million in principal amount of the Company's 9 1/2% Senior Subordinated Notes Due 2007. Approximately $112.0 million of the net proceeds of $121.6 million were utilized to reduce the principal amount that had been drawn under the Company's $200 million Rio Bank Loan, thereby increasing the amount available to the Company under the line of credit by a corresponding amount.

     During the nine months ended September 30, 1997, net cash provided by operating activities was $32.5 million. Net cash used in investing activities was $77.0 million, including approximately $54.5 million related to the construction of the Phase V Expansion, $6.1 million in land acquisitions adjacent to the Rio, and $16.4 million for the acquisition of the Rio Secco Golf Club. The Company obtained an $8.0 million loan from Bank of America in May 1997 as partial funding of its estimated $28.0 million investment, including the assumption of $4.5 million in debt, in the Rio Secco Golf Club, which will include a clubhouse, golf school and other associated amenities.

     Should the Company and its joint venture partners be selected for one of three authorized licenses for hotel-casinos in Detroit, the Company and the joint venture company will be required to obtain financing. Based upon present conceptual plans, the total project cost is presently estimated to be approximately $750 million. No assurance can be given that the Company and its joint venture partner will be selected as one of the preferred applicants or that the Company and its joint venture partner will obtain acceptable financing.

     Covenants under the Company's bank line of credit currently restrict the Company's ability to finance the proposed Detroit project. The Company has commenced preliminary discussions with the banks and believes that covenant waivers or amendments can be negotiated. However, no assurance can be given at this time that such waivers or amendments will be received.

     The Company has commenced the first phase of the New Rio Master Plan, which will include a new road providing additional access to the Las Vegas Strip, site work for a future resort and various additions to the Rio. The improvements to the Rio will include a 100,000 square foot entertainment/meeting/special event/convention center, 10,000 square feet of new retail space, nine "Palazzo" suites, an additional swimming pool, a 650-car valet parking garage, an authentic Chinese restaurant, 20,000 square feet of additional exhibition space in the Masquerade Village, an expansion of the Shutters premium gaming lounge, creation of a concierge suite level in both of the Rio's existing hotel towers, and an expansion of the Rio's spa. These improvements, along with the new road, are scheduled to open in stages through 1998 and early 1999. The New Rio Master Plan also provides for a separate 3,000-room hotel casino resort on the 43-acre site adjacent to the Rio. The timetable, theme and cost of this separate hotel casino resort project have not yet been established.

     The Rio Bank Loan is a $200 million senior secured reducing revolving credit facility that matures June 30, 2001 obtained from a syndicate of banks led by Bank of America NT&SA. As of September 30, 1997, $130.0 million was available for borrowing under the Rio Bank Loan. Proceeds from the Rio Bank Loan may be used for general corporate purposes. The Rio Bank Loan is secured by a first deed of trust on substantially all of the real property owned by Rio Properties, and other real and personal property, and is guaranteed by the Company, which guarantee is secured by a pledge of the capital stock of Rio Properties. The Company is currently engaged in discussions with Bank of America NT&SA to amend and restate the Rio Bank Loan to provide for a $275 million credit facility that will mature December 31, 2003. The Amended and Restated Rio Bank Loan will provide for greater borrowing capacity, subject to compliance with certain financial tests, and lower pricing. There can be no assurances that the Company will be able to modify the Rio Bank Loan.

     Based upon cash on hand, cash available through borrowings, including additional issuances of debt, and cash provided by operations, the Company believes that it has adequate cash available to fund real estate purchase commitments, the first phase of the New Rio Master Plan, ongoing maintenance and upgrades, investment commitments associated with the acquisition of the Rio Secco Golf Club and the Company's operations.

                            BUSINESS

     The Company owns and operates an all-suite hotel-casino, the Rio Suite Hotel & Casino, in Las Vegas, Nevada. Situated on an elevated site adjacent to the Flamingo Road exit from Interstate 15, the freeway linking Las Vegas with Southern California, the Rio is strategically positioned to attract travelers along Interstate 15, tourists visiting the Las Vegas Strip and local Las Vegas residents. The Company markets to both local residents and Las Vegas visitors. Management believes that the Rio's all-suite concept, diverse high quality dining, easy access and ample parking provide an attractive alternative to the Las Vegas Strip and a fun and comfortable environment in which to enjoy gaming, dining and entertainment.

     The Rio is decorated throughout in a fun-filled Carnivale and Mardi Gras theme. The Rio features 2,582 suites, including 1,551 suites contained in three connected 21-story hotel towers and 1,031 suites in a new 41-story curved tower. On February 7, 1997, the Rio celebrated the grand opening of the public areas of its Phase V Expansion project, the Masquerade Village, and now features a 116,000 square foot casino; 14 restaurants and 14 bars; a 595-seat entertainment complex; a 32,000 square foot retail area; a 108,000 square foot outdoor entertainment area featuring a landscaped sand beach and three swimming pools; and parking for approximately 3,600 cars. The Rio's casino offers approximately 2,500 slot machines, 109 table games, including a premium gaming area, a poker room, keno and a race and sports book.

     The Rio has completed the $200 million Phase V Expansion, exclusive of construction period interest and preopening costs, centered around the Masquerade Village. The Masquerade Village contains approximately 120,000 square feet of public space with a Carnivale and Mardi Gras themed casino expansion, featuring Masquerade Show in the Sky, an interactive $25 million indoor attraction, a variety of new restaurants and fine specialty retail shops. The Phase V Expansion added a curved 41-story hotel tower containing 1,031 suites and 27,000 square feet of additional casino space.

     On September 8, 1997, the Company acquired the Seven Hills Golf Course in Henderson, Nevada, a suburb of Las Vegas, and renamed it the Rio Secco Golf Club. The course, located in the master-planned community of Seven Hills, is complete and opened for play in October 1997. The clubhouse is under construction and is scheduled for completion during the second quarter of 1998. The Company intends to use the course to provide a golf school operated by Butch Harmon and golf vacation packages to its guests, in addition to providing play on the course primarily to its local and tourist customers.

     The Company was incorporated in California in 1981 and reincorporated in Nevada in 1988. The Company changed its name from MarCor Resorts, Inc. to Rio Hotel & Casino, Inc. in February 1992. Its executive offices are located at 3700 West Flamingo Road, Las Vegas, Nevada 89103, and its telephone number is
(702) 252-7733.

Masquerade Village

     On  February  7,  1997, the Company  opened  its  Masquerade
Village, consisting of five new restaurants and additional retail, gaming and entertainment space. A sixth restaurant, the VooDoo Cafe, located at the top of the new 41-story tower overlooking the Las Vegas Strip, opened on May 24, 1997.
Inspired by European architecture, Masquerade Village blends celebrations of Carnivale in Rio de Janeiro and Venice, and Mardi Gras in New Orleans, into a unique entertainment experience.

     The Masquerade Village includes fine specialty retail shops and restaurants, and a wine cellar and tasting room. Retail stores include a Nicole Miller boutique, GUESS? Footwear, Speedo Authentic Fitness, Watch Zone by Sunshade Optique, Alegre and Reel Outfitters. New restaurants include Mama

Marie's Cucina, Mask, Napa Restaurant and The Wine Cellar Tasting Room, Bamboleo, Village Seafood Buffet and The VooDoo Cafe. The Masquerade Village features a fully interactive $25.0 million indoor attraction, Masquerade Show in the Sky. The Masquerade Show in the Sky consists of three complete parades, each with its own themed music, costumes and live performers. The show features five floats in each of the three parades, suspended on a 950-foot track located over the casino floor. A cast of 36 specialty dancers, musicians, aerialists and costume stilt walkers perform in 17 performing areas. Rio guests can participate in the show by traveling on a float in complete costume amid the performers.

Business Strategy

     The Company's business strategy focuses on attracting and fostering repeat business from customers in the local resident and tourist markets in the middle to upper income segments. To implement its business strategy, the Company capitalizes on its unique all-suite concept, strategic location, and Carnivale and Mardi Gras theme. The Company strives to provide a quality, affordable gaming and entertainment experience in order to generate high customer satisfaction and loyalty. As a means to capitalize on the high-quality amenities that the Rio offers, management has increased its marketing efforts to premium players. The Rio's value-priced suites and restaurants provide an attractive alternative to conventional Las Vegas properties for visitors who desire to avoid the crowds and congestion of the Las Vegas Strip. The Interstate 15 and Flamingo Road location also permits the Rio to attract local residents.

     To encourage repeat visits, the Company attempts to ensure that each customer has an enjoyable, high quality and high value experience. Management believes that it must offer consistent quality, a comfortable and fun atmosphere and, most importantly, friendly service at affordable prices to provide a high value experience to its customers. Accordingly, the Rio's suites offer guests approximately 50% more space than comparably priced Las Vegas hotel rooms. Similarly, the Company's restaurants have won awards year after year for their quality dining. All of the Rio's restaurants offer generous portions of high quality food at reasonable prices which management believes is a major factor in attracting the value-conscious customer.

     Management believes that friendly service combined with a quality facility are integral to generating repeat business from locals as well as tourists. As a result, management continually seeks to instill in each employee a sense of service excellence designed to exceed guest expectations. To motivate its employees, management also strives to instill a sense of "Team Rio" in all of the Company's employees by making the Rio a fun place to work. Management strongly believes that its employees are one of the Company's biggest assets.

     The Company has created an identifiable and innovative marketing presence and continues to build on its "signature" Rio theme. The Rio's Carnivale theme incorporates bright colors, creative interior designs, festive employee costumes and other exotic touches to contribute to its tropical ambiance. The Masquerade Village expands on the Carnivale theme to blend Carnivale and Mardi Gras entertainment experiences through architecture, retail and restaurant areas, and the Masquerade Show in the Sky. The Rio's message of a fun-filled, colorful atmosphere is constantly emphasized. The Rio has developed the Rio Rita(TM) character as a promotional ambassador to the Rio's hotel-casino guests and as a focal point upon which many promotional activities have been built, such as Carnival Dice(TM), Rio Rita's(TM) Lotto Bucks, Carnival Days(TM), Conga Mania(TM) and Brazilia Days(TM).

     The high quality of the Company's facilities and service is evidenced by the large number of awards the Rio has received. In the 1997-1998 Zagat Hotel and Restaurant Survey, the Rio received awards for "Best Rooms," "Best Service," "Best Food" and "Best Overall Hotel" in Las Vegas. In
addition, the Rio was selected by the American Academy of Hospitality Sciences to be the first and only recipient of the Five Star Diamond Award for 1997 in Las Vegas. The Academy has bestowed fewer than 100 hotels and resorts internationally with this award. Furthermore, the 1997 Casino Player Magazine "Best of Gaming" readers poll voted the Rio best in 12 categories, including "Best Overall Hotel & Casino."

Marketing Strategy

     The Company's marketing efforts are targeted at both the local patron and the tourist market. To market to local patrons, the Rio relies on its convenient location, its ample parking, its value-priced food and its slot machine variety. Management believes that its restaurants, in particular the Carnival World Buffet, are among the Rio's primary attractions for local patrons. The Carnival World Buffet is one of the most popular buffets in Las Vegas due to its extensive selections, its high quality food and the entertainment provided by the live-action cooking stations. During 1996, the Carnival World Buffet served an average of approximately 6,600 people per day. In addition to its emphasis on food and beverage, the Rio also has an aggressive marketing program which encompasses frequent radio, television and newspaper advertising, a variety of promotions directed at the local customer and other programs such as check cashing promotions.

     To  attract  visitors  and  fill the Rio's hotel rooms,  the
Company  markets  primarily  to three  segments  of  the  tourist market: independent travel, wholesale and special casino customers. The independent travel segment consists of those travelers not affiliated with groups who make their reservations directly with the Rio or through independent travel agents. To attract the independent traveler, the Rio periodically utilizes print media, radio and direct mail to advertise in Southern California, Phoenix and other travel markets. In addition, the Company's sales force frequently attends trade shows in order to establish relationships with and promote the Rio to travel agents nationwide. The wholesale segment comprises those patrons participating in travel packages offered by air tour operators. To capture this segment of the market, the Rio has developed specialized marketing programs for, and cultivated relationships with, these operators. Finally, special casino customers are those frequent gaming customers who are in regular communication with Rio casino marketing personnel. The Company offers VIP services, casino hosts and a premium gaming lounge to certain special casino customers. The Rio utilizes a variety of promotions, including credit availability, and special events and other amenities in marketing to this segment.

The Rio

     Since 1992, the Company has consistently expanded the Rio under its master plan. The Rio has 2,582 suites, approximately
2,500 slot machines and 109 table games.

                              As of and for the
                              Nine Months Ended         As of and for the Year Ended December 31,
                                September 30,    ----------------------------------------------------
                                    1997           1996        1995       1994       1993      1992
                                ------------     --------    --------   --------   --------  --------
 Average daily suite rate         $88.84          $76.93     $72.18      $63.80     $62.60    $64.09
 Average daily hotel
  occupancy                         90.0%           94.5%      94.5%       95.9%      96.8%     96.5%
 Hotel suites                      2,582           1,998      1,551         861        861       424
 Casino square footage           116,000          89,000     89,000      89,000     79,000    54,000
 Slot machines <F1>                2,442           1,884      2,098       2,200      1,950     1,450
 Table games <F1>                    102              79         73          53         44        31
 Restaurant seats                  4,152           2,540      2,540       2,440      1,843     1,209

-------------

<F1> Average number available during the period.


     Gaming.   With  the  opening  of  the  Masquerade  Village  on
February 7, 1997, the Rio now offers 116,000 square feet of casino space containing approximately 2,500 slot machines; 109 table games, including "21," craps, roulette, pai gow poker, Caribbean stud poker, baccarat and mini-baccarat; other casino games such as keno and poker; and a race and sports book.

     Gaming operations at the Rio are continually being monitored and modified to respond to both changing market conditions and customer demand in an effort to attract new customers while
retaining  its  existing   customer   base.   New  and   innovative
slot and table games have been introduced based on customer feedback and demand from both local customers and Las Vegas visitors. Management has introduced such games as Rio Rita's(TM) Royals, Rio Rita's(TM) Bonus Poker, Sneaky Queens(TM) and Mambo Bucks(TM). Management devotes substantial time and attention to the type, location and player activity of all gaming devices. The Company believes that to continue to attract and retain slot customers, it must expand the number and variety of slot machines on its casino floor, particularly its higher denomination slot machines.

     Hotel. The Rio's three connected 21-story hotel towers contain a total of 1,551 suites, comprised of 1,504 standard Rio suites, 16 "super" suites, 18 "cariocas" suites, six two-story penthouse suites , and seven executive suites that combine a conference room and an adjoining suite. The new 41-story hotel tower contains a total of 1,031 suites, comprised of 949 standard suites, 78 executive suites, three "hospitality" suites ranging in size from 1,612 to 2,418 square feet, and one "Presidential"
suite  consisting   of  2,989  square  feet.   The  Company   has
progressively added new hotel suites since 1993 to meet its consistently strong demand. Despite such expansion, the Rio has maintained average occupancy rates of 95% for both 1995 and 1996, and 90% during the nine months ended September 30, 1997.

     The standard Rio suite measures approximately 600 square feet, compared to approximately 400 square feet for the typical Las Vegas hotel room. The Carnivale theme is carried throughout the guest suites in wall coverings, art work and other designer accents. Suite amenities include carved wood finishes, cut glass, polished granite surfaces, marble tile in the bath areas, room safes and refrigerators.

     Restaurants. While important to attracting Las Vegas visitor gaming customers, the high quality, value and variety of food services are critical to consistently attracting the local resident gaming customer to the Rio. To provide such variety, 13 bars and 13 restaurants are located in the Rio's main floor area, and a bar and restaurant are located at the top of the new 41-story tower overlooking the Las Vegas Strip.

During 1996, before the addition of the six restaurants contained in the Phase V Expansion project, the Rio served an average of approximately 12,000 meals per day, including banquets and room service. The following table sets forth, for each restaurant, the type of service provided and the current seating capacity:

                                                                      Number
                                         Type                        of Seats
                                         ----                        --------
All American Bar & Grille    Steaks, ribs, chicken and seafood          202

Antonio's                    Italian fine-dining                        100

Beach Cafe                   24-hour full menu coffee shop              318
                             featuring American and Chinese
                             cuisine

Buzios                       Seafood and oyster bar                     160

Carnival World Buffet        Buffet with live action cooking          1,040
                             featuring Brazilian, Chinese,
                             Italian, Mexican, Japanese, Western
                             BBQ and traditional buffet

Toscano's Deli & Market      Deli items, pizza and pasta, ice           104
                             cream and gelato, and a large
                             selection of bakery products

Copacabana Showroom          Entertainment showroom and Club Rio        595
                             nightclub

Fiore Rotisserie & Grille    Fine-dining featuring rotisserie-          186
                             grilled seafood, beef and poultry

Mama Marie's Cucina          Family style casual Italian dining         150

Mask                         Far Eastern restaurant                     175

Napa Restaurant and The      Fine-dining featuring French country       174
Wine Cellar Tasting Room     cuisine and daily wine tastings

Bamboleo                     Latin restaurant featuring foods           250
                             from south of the border

Village Seafood Buffet       Fresh seafood buffet                       332

VooDoo Cafe                  New Orleans flavored restaurant            366<F1>
                             featuring Creole and Cajun cuisine
                                                                      -----
                                                            Total     4,152
--------------                                                        =====

<F1> Includes the VooDoo Cafe Patio featuring outdoor seating for
     48.


     Entertainment and Other Attractions. Masquerade Village, which opened on February 7, 1997, features Masquerade Show in the Sky, an interactive entertainment experience consisting of three complete parades, each with its own themed music, costumes and live performances. The show, designed to emulate celebrations of Carnivale in Rio de Janeiro and Venice, and Mardi Gras in New Orleans, consists of five floats in each of the three parades suspended along a 950-foot track located above the casino floor, and a cast of 36 specialty dancers, musicians, aerialists and costumed stilt-walkers. Rio guests can participate in the show by traveling on a float in complete costume amid the performers. The Masquerade Village also contains fine specialty retail stores in a 32,000 square foot retail area.

     The Rio's Copacabana Showroom is a unique, circular 595-seat video, entertainment and restaurant complex which features two 12-foot by 90-foot video screens, an exhibition cooking area, multiple tiers of dining room seating and a stage. The Copacabana Showroom is utilized as an entertainment showroom and a late-night dance club, Club Rio. The showroom is also used for casino-hosted events, concerts, viewing of sporting events on the large video screens, and corporate meetings that capitalize on the unique audio visual qualities of the room.

     The Ipanema Lounge and Mambo's Lounge each offer live entertainment in separate casino cocktail settings. The Rio also houses a spa, a hair and beauty salon, and an exercise room, as well as approximately 13,250 square feet of public meeting and banquet room facilities.

     The Rio's pool/outdoor entertainment area is approximately 108,000 square feet and includes a landscaped sand beach, an 11-foot waterfall, three swimming pools, a multi-level spa, and two terrace bars and food service facility. The Company hosts beach parties, volleyball games, outdoor concerts with name performers and other special events, including professional sporting events.

     The Company has also acquired a golf course located in the master planned community of Seven Hills in Henderson, Nevada, and intends to use the course to provide a golf schoo l and golf vacation packages to its guests, in addition to providing play on the course primarily to its local and tourist customers.

Expansion Strategy

     Rio Master Plan. The Rio's conceptual master plan was originally designed to accommodate multiple expansions without significantly interrupting normal business operations. This design included construction of a reinforced foundation for the hotel tower and an elevator core to support and facilitate additional room construction. The Company has also assembled ample acreage to allow future expansions. Starting from its original 30 acres, the Company acquired 15 additional acres in 1989 and 1991 and has purchased or has acquired an option to purchase an additional 38 acres as of September 30, 1997.

     Management believes that a high quality, well-maintained property offering innovative entertainment is integral to success in the highly competitive Las Vegas gaming market. This belief has driven the Company's master plan development strategy. The Company has added substantial new facilities at the Rio every year since 1992.

                                             Start
                                             Date    Opening
                                             -----   -------
 Initial Construction                        12/88      1/90

 Casino (10,000 sq. ft.)/Buffet Expansion     7/92     12/92

 Phase II Expansion
   Buzios Restaurant                          1/93      5/93
   Meeting Rooms                              1/93      8/93
   437-Suite Tower                            1/93      9/93

 Eastside Expansion
   Two-Story Parking Garage                   7/93     10/93
   Casino Space (25,000 sq. ft.)              7/93     12/93
   Copacabana Showroom                        7/93      2/94
   Fiore Restaurant                           7/93      4/94
   Expanded Pool Area                         7/93      4/94


                                             Start
                                             Date     Opening
                                             -----    -------
 Phase III Expansion
   Three-Story Parking Garage                 5/94       8/94
   Casino Space (10,000 sq. ft.)              5/94      11/94
   Buffet Expansion                           5/94      11/94
   549-Suite Tower                            5/94       2/95

 Phase IV Expansion
   141-Suite Addition                         4/95      12/95
   Buzios Expansion                           4/95      12/95
   Meeting Rooms Expansion                    4/95      11/95
   Health Club and Salon                      4/95      12/95

 Phase V Expansion
   1,031-Suite Tower                          9/95       6/97<F1>
   Casino Space (27,000 sq. ft.)              9/95       2/97
   Masquerade Village                         9/95       2/97
   Spa and Salon Expansion                    9/95       2/97
   Four-Story Parking Garage                  9/95       7/96
   Expanded Pool Area                         9/95       2/97
   VooDoo Cafe                                9/95       5/97

----------------

<F1> The  new suites were opened in several phases commencing
     December 31, 1996 and continuing through the second quarter of 1997.

     As of September 30, 1997, the Company has invested in excess of $550 million in the development, expansion and renovation of the Rio.

     New Rio Master Plan.  The Company has assembled  43    acres
immediately adjacent to the Rio  (seven  of   which   are subject
to  an   option  to purchase),  bringing the total acreage at the
Rio to 83 acres.  In October 1997, the Company announced the  New
Rio Master Plan  for continued  development  of the  existing Rio site and the adjacent 43 acre site.  The  New  Rio  Master  Plan is expected to be implemented in phases, the first of which has been commenced and includes an entertainment/meeting/special event/convention center, a complex of nine "Palazzo" suites designed for the premium market, a restaurant serving authentic Chinese food, a valet parking structure, a retail shopping area, an
expanded   outdoor entertainment area with an additional swimming
pool,   additional exhibition  space in the Masquerade Village,
an expansion of the Shutters premium gaming lounge, creation of a concierge suite level in both the Rio's existing towers and an expansion of the Rio's spa, and a new road that connects the Rio and the Las Vegas Strip by extending Twain Avenue to Industrial Road.

     This first phase is anticipated to be completed in stages through 1998 and early 1999 at an estimated cost of $200 million. Subsequent phases of the New Rio Master Plan are currently at the conceptual stage. These phases currently include a separate hotel of up to 3,000 rooms, up to nine additional luxury villas and two additional parking structures. The timetable, theme and cost of the subsequent phases have not yet been established and there can be no assurance that the New Rio Master Plan will be implemented successfully if at all. See "Risk Factors - Construction and Development Risks."

Proposed Detroit Project. The Company, and Paradise Valley filed a joint application on July 31, 1997 with the City of Detroit, Michigan to obtain one of the three licenses that will be granted to operate a hotel-
casino in that venue.  Pursuant to the  terms  of  the  agreement with Paradise Valley, the Company would be the majority owner and controlling  partner  of  the  joint  venture  company, and would receive  a management fee based on gross revenues  for  operating the joint venture business.  The total investment is estimated to be approximately  $750  million, with the Company to provide $150 million in equity capital  and the joint venture company to raise
the  balance  of  the  anticipated   investment  through  project
financing obtained by the joint venture  company.  At the present time,  there are a number of applicants for  the  three  licenses that will be granted in the City of Detroit, including two groups that have  been  designated to receive preferred consideration by
the City of Detroit.   The  City  of  Detroit  will  select three
applicants on November 7, 1997 with whom the City of Detroit will
negotiate development agreements for  the  three  licenses.   If
chosen, the joint venture company will begin the negotiation with the City of Detroit for the final scope of the  project  and  the
formal licensing process.   Plans for the Detroit  project are in
the conceptual bidding phase, and are contingent upon successful negotiations with the City of Detroit, licensing and financing issues. There can be no assurance that the joint venture company will be successful in securing one of the gaming licenses.

Las Vegas Market

     The large and expanding Las Vegas gaming market includes both local residents and Las Vegas visitors. Located in Clark County, Las Vegas has a local population of approximately 1.0 million. Clark County has had one of the fastest growing populations in the United States. Between 1995 and 1996, the population increased by 8% versus 1% for the United States as a whole. The number of visitors traveling to Las Vegas increased at a steady and significant rate from 15.2 million in 1986 to
29.6 million visitors in 1996, a compound annual growth rate of 7%. Aggregate expenditures by visitors increased at an estimated compound annual growth rate of 12% from $7.5 billion in 1986 to $22.5 billion (estimate) in 1996. The number of hotel/motel rooms increased by approximately 65% from 61,394 in 1988 to 101,106 in 1996. Despite this significant increase in hotel/motel rooms, Las Vegas' hotel occupancy rate exceeded 85% in each year from 1986 to 1996 and averaged 90% during that period.

     In conjunction with the expansion of gaming in the United States, Las Vegas has sought to increase its popularity as a vacation and convention destination. An increasing number of destination resorts are developing non-gaming entertainment to complement their gaming in order to draw visitors to Las Vegas. The MGM Grand Hotel and Theme Park opened in December 1993 with approximately 5,000 hotel rooms, a multi-themed casino and a large-scale amusement and entertainment facility. Shortly before the MGM opening, the Luxor's 2,600-room project along with
Treasure Island's 2,900-room complex adjacent to the Mirage opened. In 1996, the second wave of large-scale resort openings commenced, with the Stratosphere Hotel Casino consisting of 1,444 rooms opening in April 1996 and the Monte Carlo Casino Resort with 3,014 rooms opening in June 1996. The latest large-scale destination resort on the Las Vegas Strip, New York-New York, opened in January 1997 with 2,034 rooms. By the end of 1999, it is anticipated that at least nine new large destination resorts and approximately 21,500 additional hotel rooms will be opened in Las Vegas.

Competition

     The gaming industry includes land-based casinos, dockside casinos, riverboat casinos, casinos located on Native American land and other forms of legalized gaming. There is intense competition among companies in the gaming industry, some of which have significantly greater resources than the Company.

     The Rio faces competition from all other casinos and hotels in the Las Vegas area, including competitors located on the Las Vegas Strip, on the Boulder Highway and in downtown Las Vegas. Such competition includes a number of hotel-casinos targeted primarily toward local residents, as well as numerous non-hotel gaming facilities targeted toward local residents. In recent months, several of the Company's direct competitors have opened new hotel-casinos or have commenced or completed major expansion projects, and other expansions are in progress or are planned. As of July 31, 1997, there were approximately 44 major gaming properties located on or near the Las Vegas Strip, 16 located in the downtown area, five located on the Boulder Highway and 15 located in other areas in or near Las Vegas. According to the Las Vegas Convention and Visitors Authority, the Las Vegas hotel-motel room inventory was 103,916 as of July 31, 1997 and both construction of new properties and expansion of existing hotel-casinos is expected to increase inventory to approximately
115,500 rooms by 1998. In the past year two new mega-resorts have opened on or near the Las Vegas Strip. Nine new hotel-casinos and two hotel-casino expansions are under development, which will add approximately 21,500 rooms to the Las Vegas area by the year 2000. Major expansions or enhancements of existing properties or the construction of new properties by competitors, could have a material adverse effect on the Company's business.

     To a lesser extent, the Rio competes with hotel-casinos located in the Laughlin and Reno-Lake Tahoe areas of Nevada and in Atlantic City, New Jersey. The Company also competes with state-sponsored lotteries, on- and off-track wagering, card parlors, riverboat and Native American gaming ventures and other forms of legalized gaming in the United States, as well as with gaming on cruise ships and international gaming operations. In addition, many states have recently legalized, and additional other states are currently considering legalizing, casino gaming in specific geographic areas within those states. The Company believes that the growth in the legalization of gaming is fueled by a combination of increasing popularity and acceptability of gaming activities and the desire and need for states and local communities to generate revenues without increasing general taxation. The Company believes that the legalization of unlimited land-based casino gaming in or near any major metropolitan area, such as Chicago or Los Angeles, could have a material adverse effect on its current hotel-casino business. The development of casinos, lotteries and other forms of gaming in other states, particularly in areas close to Nevada, such as California, could adversely affect the Company's operations.

     As its principal methods of competition, the Company utilizes what management believes to be its all-suite concept based upon a Carnivale theme, diverse high quality dining and ample parking, which management believes provide an attractive alternative to the closest source of the Company's competition, the Las Vegas Strip, and a fun and comfortable environment in which to enjoy gaming, dining and entertainment.

Regulation and Licensing

     The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and (ii) various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Commission, the Nevada State Gaming Control Board (the "Nevada Board"), and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board"). The Nevada Commission, the Nevada Board, and the Clark County Board are collectively referred to as the "Nevada Gaming Authorities."

     The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in
any   capacity;  (ii) the  establishment   and   maintenance   of
responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;
(iv) the prevention of  cheating  and  fraudulent  practices; and
(v) providing a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

     Rio Properties, which operates the casino, is required to be licensed by the Nevada Gaming Authorities. The gaming license requires the periodic payment of fees and taxes and is not transferable. The Company is registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. The Company has obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

     The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of the Company must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in gaming activities of the Company may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

     If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company, the Company would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

     The Company is required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company must be reported to, or approved by, the Nevada Commission.

     If it were determined that the Nevada Act was violated by the Company, the gaming licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the Company's gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

     Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have such holder's suitability as a beneficial holder of the Company's voting securities determined, if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

     The Nevada Act requires any person who acquires more than 5% of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Company's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

     Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value.

     The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

     The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act.

     The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On July 24, 1997, the Nevada Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions ("Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. Such approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

     Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby such person obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

     The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

     Licensee fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either (i) a percentage of the gross revenues received, (ii) the number of gaming devices operated or
(iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. Nevada licensees that hold a license as an operator of a slot route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.

     Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease at the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

Employees

     As of September 30, 1997, the Company employed approximately
4,900 employees. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

Properties

     The Company owns approximately 76 acres, consisting of the 45-acre site in Las Vegas on which the Rio is located and 31 acres of land adjacent to the current Rio site. The Company has purchase options on an additional seven acres adjacent to the Rio site. With the exception of approximately 18 of the recently acquired acres, all of the Company's acreage is subject to a deed of trust securing the Rio Bank Loan, of which $70.0 million was outstanding at September 30, 1997. The Company also owns approximately 64 acres on the Boulder Highway southeast of Las Vegas (the "Old Vegas Site"). The Old Vegas Site is being held for sale.

     The Company owns the Rio Secco Golf Club south of Las Vegas which is subject to a deed of trust securing a loan from ORIX USA Corporation (the "Orix Loan"). The maximum principal amount that may be borrowed under the Orix Loan is $6.0 million of which $3.8 million was outstanding on September 30, 1997.

Legal Proceedings

     On April 26, 1994 and May 10, 1994, complaints ("Complaints") in purported class action lawsuits were filed in the United States District Court, Middle District of Florida, against 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company. The Complaints allege that the defendants have engaged in a course of conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win on a given play. The Complaints allege violations of the Racketeer Influenced and Corrupt Organizations Act (the "RICO Act"), as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seek damages in excess of $1 billion without any substantiation of that amount. The Company filed motions to dismiss the Complaints. The Nevada District Court dismissed the Complaints, granting leave to plaintiffs to refile, and denying as moot all other pending motions, including those of the Company. The plaintiffs filed an amended complaint on or about May 31, 1996. The Company renewed its motions to dismiss based on abstraction and related doctrines, and joined in the motions to dismiss filed by other defendants, which were based on defects in the pleadings. The Nevada District Court consolidated the actions (and one other in which the Company is not a named defendant), ordered plaintiffs to file a consolidated amended complaint on or before February 14, 1997, and ordered all defense motions, including those of the Company, withdrawn without prejudice. The parties established a steering committee to address motion practice, scheduling and discovery matters. The plaintiffs filed their consolidated amended complaint on February 14, 1997. The Company renewed its motions to dismiss and joined in motions to dismiss filed by other defendants. Management believes that the substantive allegations in the Complaint are without merit and that the consolidated amended complaint is subject to the same defects addressed in earlier motions, and intends vigorously to defend the allegations.

     On September 26, 1995, a complaint in a purported class action lawsuit was filed in the United States District Court for the District of Nevada, Southern District, against four manufacturers, three distributors and 38 casino operators, including the Company, that manufacture, distribute or offer for play video poker and electronic slot machines. The plaintiff allegedly intends to seek class certification of the interests he claims to represent. The complaint alleges that the defendants have engaged in a course of conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win on a given play. The complaint alleges violations of the RICO Act, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seeks damages in excess of $1 billion without any substantiation of that amount. The complaint is similar to the Complaints. The Company filed a motion to dismiss the complaint. The plaintiff's attempts to consolidate this action with the Complaints were not successful. The court entered an order granting the motions to dismiss based upon defects in the pleadings, and denying as moot all other pending motions, including those of the Company. The court granted the plaintiff until September 30, 1996 within which to file an amended complaint that complies with the applicable pleading requirements. The plaintiff filed an amended complaint on or about September 30, 1996. The Company renewed its motion to dismiss based upon abstention and related doctrines, and based upon defects in the pleadings. Management believes that the complaint is without merit and intends vigorously to defend the allegations.

     On May 5, 1995, a purported class action lawsuit was filed in the United States District Court for the District of New Jersey (Camden Division). The Company, together with 76 other casino operators and others, is named as a defendant in the action. The action, purportedly brought on behalf of "card counters," alleges that the casino operators exclude "card counters" from play and share information about "card counters." The action is based on alleged violations of federal antitrust law, the Fair Credit Reporting Act, and various state consumer protection laws. The amount of damages sought by the plaintiffs in the action is unspecified. The Company has made a motion to dismiss the complaint. The court has not yet ruled on the motion. Management believes that the complaint is without merit and the Company intends vigorously to defend the allegations.

     On March 27, 1996, a complaint in a purported class action lawsuit was filed in the Superior Court of California, County of San Diego, against numerous gaming entities, including the Company. The complaint, almost identical in nature to the other class action suits filed against the gaming industry, alleges that the defendants have engaged in a course of conduct intended to induce persons to play gaming devices based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win on a given play. The Company joined in an attempt to remove the case to federal court which was not successful. The Company filed a motion to dismiss the complaint for lack of personal jurisdiction. The motion is pending. As with the other class action lawsuits, management believes that the complaint is without merit and the Company intends vigorously to defend the allegations.

     On December 27, 1996, a purported stockholder derivative action was filed in the United States District Court for the District of Nevada, against the Company as a nominal defendant, five of the Company's directors, Marnell Corrao and Marnell Chartered. The complaint alleges that pursuant to construction contracts and architectural contracts with Marnell Corrao and Marnell Chartered, respectively, the Company paid unfair amounts in exchange for the services provided. The complaint alleges breach of fiduciary duty by each of the director defendants and seeks rescission of the contracts, damages to compensate the Company to the extent that contract amounts are unfair to the Company, and injunctive relief prohibiting the Company from entering into similar contracts with Mr. Marnell or entities which he controls. A motion to dismiss the complaint was filed on January 27, 1997. The court has not yet ruled on this motion.

                      CERTAIN TRANSACTIONS

     General. Anthony A. Marnell II, Chairman of the Board, Chief Executive Officer, and largest stockholder of the Company, is the controlling stockholder and Chief Executive Officer of Marnell Chartered, Austi International, Inc. ("Austi") and Marnell Corrao Associates ("Marnell Corrao"), and Mr. Marnell holds a majority ownership interest in MarCor Limited Partnership ("MCLP"), a limited partnership engaged in real estate development. A family corporation controlled by James A. Barrett, Jr., President and a director of the Company, is the general partner of MCLP, and Mr. Barrett is a director of Austi and Marnell Carrao.

     Consulting, Construction, and Architectural Services to and by Affiliates. Marnell Chartered, Austi and Marnell Corrao have provided design and construction services for various Rio expansion projects and the Rio Secco Golf Club. The construction contract for the third Rio tower, completed in March 1995, was for an amount not to exceed $60,511,775; the contract for an addition to the second Rio tower, completed in December 1995, was for an amount not to exceed $18,117,258; the contract for the fourth Rio tower completed in May 1997, was for an amount not to exceed $180,609,117; and the contract with an affiliate of Mr. Marnell for completion of the Rio Secco Golf Club was for an amount of approximately $700,000. In the nine months ended September 30, 1997, the Company paid a total of $50,100,507 million in connection with these and other construction contracts. Design contracts for these same projects were in amounts not to exceed $2,496,836, $731,000, and $7,051,558, respectively. In the nine months ended September 30, 1997, the Company paid a total of $1,303,149 million in connection with these and other design projects.

     Services Provided by Related Parties. Entities in which John A. Stuart, a director of the Company, is a principal stockholder and executive officer earned commissions totaling $157,138 for the nine months ended September 30, 1997, arising out of the acquisition and administration of various insurance coverages by the Company.

     Certain Transactions with Marnell Corrao. The Company retained Marnell Corrao to provide real estate brokerage and administration services in connection with the acquisition of properties adjacent to the Rio, 31 acres of which have been purchased as of September 30, 1997 with an additional seven acres subject to purchase options. In addition, in 1997 Marnell Corrao rented a site centrally located on the Las Vegas Strip to the Company for a transportation center. Fees paid to Marnell Corrao, including reimbursement of expenses and real estate brokerage commissions and rent, were $826,618 in the nine months ended September 30, 1997. Expenses were reimbursed at cost and management believes the brokerage commissions and rent were on terms at least as favorable as would have been obtained from non-affiliated parties.

     Indemnification of Directors and Officers. Section 78.751 of Chapter 78 of the Nevada Revised Statutes, Article XII of the Company's Articles of Incorporation and Article XIII of the Company's Bylaws contain provisions for indemnification of officers, directors, employees and agents of the Company. The Articles of Incorporation provision requires the Company to indemnify such persons to the full extent permitted by Nevada Law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interest of the Company. Indemnification would cover expenses, including attorneys' fees, judgments, fines and amounts paid in settlement.

     The Company's Articles of Incorporation also provide that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or past director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the corporation would have the power to indemnify such person. The Company presently has directors' and officers' liability insurance in effect.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Transaction Review. The Company believes that the transactions described above are on terms at least as favorable as would have been obtainable from non-related parties. The Company requires that the Audit Committee of the Board of Directors review related party transactions.

     For    further    information   concerning   related   party
transactions, see the Company's proxy statement in connection with the 1997 Annual Meeting of the Company's Stockholders.

                  SECURITY OWNERSHIP OF CERTAIN
                BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of September 30, 1997 (i) by each person (or a group of affiliated persons) who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) by the executive officers named in the Summary Compensation Table contained in the Company's Proxy Statement prepared in connection with the 1997 Annual Meeting of the Company's stockholders and
(iii) by all directors and executive officers as a group.

                                                  Shares
                                            Beneficially Owned                  Shares
                                              Prior To This                Beneficially Owned
 Name and Address of Beneficial Owner       Offering <F1> <F2>             After This Offering
---------------------------------------  --------------------------     -----------------------
                                            Amount         Percent         Amount      Percent
                                         -------------     --------     -------------  --------
Anthony A. Marnell II                    5,135,618<F3>     23.4%        5,135,618<F3>   20.6%
4495 S. Polaris Avenue
Las Vegas, Nevada 89103

James A. Barrett, Jr.                    1,952,833<F4>      9.1%        1,952,833<F4>    8.0%
4495 S. Polaris Avenue
Las Vegas, Nevada 89103

Private Capital Management, Inc.         1,474,500          6.9%        1,474,500        6.0%
3003 Tamiami Trail North
Naples, Florida 34103

The Capital Group Companies, Inc.        1,582,700<F5>      7.4%        1,582,700<F6>    6.5%
333 South Hope Street
Los Angeles, California 90071

Chilton Investment Co., Inc.             1,402,600<F6>      6.6%        1,402,600<F7>    5.7%
320 Park Avenue, 22ND Floor
New York, New York 10022

All Executive Officers and               5,580,706<F7>     25.0%        5,580,706<F8>   22.1%
Directors asa group (8 persons)

-----------------

<F1>  Unless otherwise noted, the persons identified in this table have sole voting and sole investment power with regard to the shares beneficially owned by them.
<F2>  Includes shares issuable  upon exercise of options which are exercisable within 60 days of the stated date.
<F3>  Includes  options to purchase  488,000  shares  issuable  to
      Mr. Marnell under the NSOP, which are not listed below. Mr. Marnell beneficially owns the following shares which are held of record by the following entities:

                                                         Common
                                                         Stock
                                                       ---------
     Anthony A. Marnell II, IRA                          15,500
     Certain trusts established for the
      benefit of Mr. Marnell's family (the
      "Family Trusts") (a)                              908,515
     Austi (b)                                        1,893,051
     MarCor Limited Partnership ("MCLP") (c)          1,828,245
     Shares held by Mr. Marnell's spouse and              2,307
      children
         Total Shares                                 4,647,618

     (a) Mr. Marnell holds sole voting and investment power over the shares held by the Family Trusts.
     (b) Mr. Marnell owns 100% of Austi  through the Marnell
         Trust.

                               40


     (c) Mr. Marnell owns 84.56% of MCLP, a limited partnership.
         James A. Barrett, Jr. controls the remaining 15.44%  of
         MCLP including, through a family corporation, the 4.25% general partner interest.

<F4> Includes  options to purchase  103,000  shares  issuable  to
      Mr. Barrett under the NSOP. Of the shares currently held by Mr. Barrett, 2,000 shares are held in his individual retirement account; 6,538 shares are held in certain of his spouse's and children's accounts; 13,000 shares are held by the Barrett Family Revocable Living Trust through a family corporation and 50 shares are held directly by the trust; and 1,828,245 shares are held by MCLP. Mr. Barrett's ownership in MCLP is 15.44%; however, all of the shares of the Company's Common Stock held by MCLP are being reported herein as beneficially owned by Mr. Barrett as a result of his family corporation's position as sole general partner of MCLP. Control of MCLP remains with Mr. Marnell as a result of his ability to remove the general partner. Not included are 3,000 shares held in certain trusts for which Mr. Barrett is sole trustee.
<F5>  The Capital Group Companies, Inc. reported on Schedule  13G
      (Amendment No. 1), dated February 12, 1997, that it had sole voting power with respect to 200,000 shares, and, through an operating subsidiary, Capital Research and Management Company, had sole dispositive power with respect to 1,382,700. Sole voting power with respect to the same 1,382,700 shares is held by SMALLCAP World Fund, Inc. which is advised by Capital Research and Management Company.
<F6>  Chilton  Investment  Co.,  Inc.  reported  on  Schedule 13D
      (Amendment No. 1), dated August 28, 1997, that it had sole voting power with respect to 24,463 shares and sole dispositive power with respect to 1,377,957 shares. Sole voting power with respect to the same 1,377,957 shares is held by Richard L. Chilton, Jr.
<F7>  Includes options to purchase 591,000 shares under the NSOP, options to purchase 208,000 shares under the Company's 1995 Long-Term Incentive Plan ("Incentive Plan"), and options to purchase 96,000 shares under the Directors' Plan.

                          UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company, Salomon Brothers Inc and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters (the "Representatives"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each such Underwriter has severally agreed to purchase from the Company, the aggregate number of Shares set forth opposite its name below:

                                                       NUMBER OF SHARES
UNDERWRITERS                                           OF COMMON STOCK
------------                                           ----------------
Salomon Brothers Inc
Merrill Lynch, Pierce, Fenner & Smith Incorporated
                                                       ----------------
          Total                                           3,000,000
                                                       ================


     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the above-listed shares if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representatives that the several Underwriters propose initially to offer the above-listed shares to the public at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession not in excess of $             per share.
The Underwriters may  allow,  and  such  dealers  may  reallow, a
concession  not  in  excess  of  $            per  share to other
dealers. After the initial public offering, the public offering price and such concession may be changed.

     The   Company   has  granted  the  Underwriters  an  option,
exercisable during the 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the initial 3,000,000 shares of Common Stock to be purchased by the several Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in connection with the sale of the shares of Common Stock made hereby. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the additional shares as the number of shares of Common Stock set forth opposite such Underwriter's name in the table above bears to the total number of shares of Common Stock initially offered by the Underwriters.

     The Company has agreed with the Underwriters not to offer, sell or contract to sell, or otherwise directly or indirectly dispose of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, for a period of 120 days following the date of this Prospectus without the prior written consent of Salomon Brothers Inc. The Company may, however, issue Common Stock upon the exercise of options outstanding on the date of this Prospectus.

     The directors and executive officers of the Company have agreed with the Underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, or file a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") with respect to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 120 days following the date of this Prospectus without the prior written consent of Salomon Brothers Inc, other than (i) any shares of Common Stock offered hereby,
(ii) any option or warrant or the conversion of a security outstanding on the date of, and described in, this Prospectus and
(iii) shares of Common Stock disposed of as bona fide gifts approved by Salomon Brothers Inc.

     In connection with the offering made hereby, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Exchange Act, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering made hereby than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering made hereby to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 450,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering made hereby), for the account of other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering made hereby but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.


                          LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby and certain other legal matters in connection with this Offering will be passed upon for the Company by Kummer Kaempfer Bonner & Renshaw, Las Vegas, Nevada. Certain legal matters in connections with this Offering will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.


                             EXPERTS

     The "Consolidated Financial Statements" of the Company as of and for the years ended December 31, 1996, 1995 and 1994, appearing in this Prospectus, have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their report appearing herein.


            RIO HOTEL & CASINO, INC. AND SUBSIDIARIES

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                          Page
                                                          ----
Report of Independent Public Accountants                  F-2

Consolidated Balance Sheets as of December 31,
 1996 and 1995 and September 30, 1997 (Unaudited)         F-3

Consolidated Statements of Income for the Years
 Ended December 31, 1996, 1995 and 1994, and for
 the Nine Months Ended September 30, 1997 and
 1996 (Unaudited)                                         F-4

Consolidated Statements of Cash Flows for the
 Years Ended December 31, 1996, 1995 and 1994,
 and for the Nine Months Ended September 30,
 1997 and 1996 (Unaudited)                                F-5

Consolidated Statements of Stockholders' Equity
 for the Years Ended December 31, 1996, 1995 and
 1994 and for the Nine Months Ended September 30,
  1997 (Unaudited)                                        F-6

 Notes to Consolidated Financial Statements               F-7

                               F-1


            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Rio Hotel & Casino, Inc.:

     We have audited the accompanying consolidated balance sheets
of   RIO   HOTEL  &  CASINO,  INC.  (a  Nevada  corporation)  and
subsidiaries  as  of  December 31,  1996 and 1995 and the related consolidated statements of income, stockholders'  equity and cash
flows   for   each  of  the  three  years  in  the  period  ended
December 31, 1996.      These   financial    statements  are  the
responsibility  of the  Company's management.  Our responsibility is to express an opinion on these financial statements  based  on our audits.

     We  conducted  our   audits  in  accordance  with  generally
accepted auditing standards.   Those  standards  require  that we
plan  and  perform the audit to obtain reasonable assurance about
whether  the   financial   statements   are   free   of  material
misstatement.   An  audit  includes  examining, on a test  basis,
evidence supporting the amounts and disclosures  in the financial
statements.   An  audit  also  includes assessing the  accounting
principles used and significant  estimates made by management, as well as evaluating the overall financial  statement presentation.
We  believe that our audits provide a reasonable  basis  for  our opinion.

     In  our  opinion, the financial statements referred to above present fairly,  in all material respects, the financial position of Rio Hotel & Casino,  Inc.  and subsidiaries as of December 31,
1996 and 1995, and the results of their operations and their cash
flows  for  each  of  the  three  years   in   the  period  ended
December 31,   1996,   in  conformity  with  generally   accepted
accounting principles.

                                 ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 7, 1997

                               F-2




            RIO HOTEL & CASINO, INC. AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS

                               ASSETS
                                                            September 30,                 December 31,
                                                                1997               1996                1995
                                                           ---------------   ---------------     ---------------
                                                             (Unaudited)
Current assets:
 Cash and cash equivalents                                 $   13,762,819    $   10,623,094      $   19,992,695
 Accounts receivable, net                                      22,552,463         8,690,105           4,313,442
 Federal income taxes receivable                                        0         1,147,106             190,914
 Inventories                                                    4,739,936         3,871,345           1,794,850
 Prepaid expenses and other current assets                      7,429,651         5,534,895           4,638,090
                                                           ---------------   ---------------     ---------------
 Total current assets                                          48,484,869        29,866,545          30,929,991
                                                           ---------------   ---------------     ---------------
Property and equipment:
 Land and improvements                                         86,047,368        51,311,851          37,509,960
 Building and improvements                                    406,396,476       196,918,053         192,818,896
 Equipment, furniture and improvements                         79,827,477        72,052,458          68,500,267
 Less: accumulated depreciation                               (76,326,969)      (60,501,211)        (46,707,850)
                                                           ---------------   ---------------     ---------------
                                                              495,944,352       259,781,151         252,121,273
 Construction in progress                                         265,978       190,210,277          17,173,483
                                                           ---------------   ---------------     ---------------
    Net property and equipment                                496,210,330       449,991,428         269,294,756
                                                           ---------------   ---------------     ---------------
Other assets, net                                              14,094,004        14,691,613           8,566,847
                                                           ---------------   ---------------     ---------------
                                                           $  558,789,203    $  494,549,586      $  308,791,594
                                                           ===============   ===============     ===============
                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Current maturities of long-term debt                      $    1,265,510    $      352,239      $       25,252
 Accounts payable                                               7,308,067         5,854,830           4,562,132
 Accrued expenses                                              24,771,022        11,967,407           9,136,226
 Accounts payable - related party                               2,121,363        19,604,470           6,641,506
 Accrued interest                                               8,392,763         7,072,067           4,726,915
                                                           ---------------   ---------------     ---------------
    Total current liabilities                                  43,858,725        44,851,013          25,092,031
                                                           ---------------   ---------------     ---------------
Non-current liabilities:
 Long-term debt, less current maturities                      304,013,531       253,949,283         110,176,765
 Deferred income taxes                                         14,773,002        13,874,060          10,634,898
                                                           ---------------   ---------------     ---------------
    Total non-current liabilities                             318,786,533       267,823,343         120,811,663
                                                           ---------------   ---------------     ---------------
    Total liabilities                                         362,645,258       312,674,356         145,903,694
Stockholders' equity:                                      ---------------   ---------------     ---------------
 Common stock, $0.01 par value;
 100,000,000 shares authorized;
 21,412,841;  21,170,441 and 21,139,146 shares
 issued and outstanding                                           214,129           211,705             211,392
 Additional paid-in capital                                   115,439,296       113,140,798         113,520,158
 Retained earnings                                             80,490,520        68,522,727          49,156,350
                                                           ---------------   ---------------     ---------------
    Total stockholders' equity                                196,143,945       181,875,230         162,887,900
                                                           ---------------   ---------------     ---------------
                                                           $  558,789,203    $  494,549,586      $  308,791,594
                                                           ===============   ===============     ===============


              See Accompanying Notes to Consolidated Financial Statements


            RIO HOTEL & CASINO, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF INCOME

                                                    Nine Months Ended
                                                      September 30,                         For the Year Ended December 31,
                                              ------------------------------    -------------------------------------------------
                                                  1997             1996              1996              1995              1994
                                              --------------   -------------    --------------    --------------   --------------
                                              (Unaudited)      (Unaudited)
Revenues:
 Casino                                       $ 141,215,071    $ 83,082,679     $ 112,458,824     $ 105,546,531    $  87,164,738
 Room                                            50,398,228      30,112,121        41,346,275        33,826,095       19,261,477
 Food and beverage                               83,048,512      52,992,883        70,789,839        60,009,994       47,648,778
 Other                                           18,694,761      11,446,560        15,369,085        12,386,275        7,235,891
 Casino promotional allowances                  (22,663,473)    (14,546,973)      (20,382,531)      (18,810,726)     (14,886,794)
                                              --------------   -------------    --------------    --------------   --------------
                                                270,693,099     163,087,270       219,581,492       192,958,169      146,424,090
                                              --------------   -------------    --------------    --------------   --------------
Expenses:
 Casino                                          74,432,544      40,005,532        56,825,539        48,071,953       38,696,281
 Room                                            14,996,447       9,876,771        13,134,549        10,413,883        6,631,787
 Food and beverage                               64,025,064      40,615,871        54,899,850        48,257,881       38,795,127
 Other                                           11,253,083       5,862,380         7,496,518         6,646,950        4,959,250
 Selling, general and administrative             38,062,029      23,539,507        31,610,710        27,777,901       20,550,142
 Depreciation and amortization                   18,677,833      12,538,158        17,620,555        14,231,307       10,863,844
 Preopening costs                                11,200,000              -                 -                 -                -
                                              --------------   -------------    --------------    --------------   --------------
                                                232,647,000     132,438,219       181,587,721       155,399,875      120,496,431
                                              --------------   -------------    --------------    --------------   --------------
Operating profit                                 38,046,099      30,649,051        37,993,771        37,558,294       25,927,659
                                              --------------   -------------    --------------    --------------   --------------
Other income (expense):
 Interest expense                               (19,199,170)     (7,112,247)       (8,215,285)       (8,105,680)      (1,923,237)
 Other income                                            -               -                 -                 -         1,140,010
                                              --------------   -------------    --------------    --------------   --------------
                                                (19,199,170)     (7,112,247)       (8,215,285)       (8,105,680)        (783,227)
                                              --------------   -------------    --------------    --------------   --------------
Income before income tax provision               18,846,929      23,536,804        29,778,486        29,452,614       25,144,432
Income tax provision                             (6,879,136)     (8,469,211)      (10,412,109)      (10,707,135)      (9,178,023)
                                              --------------   -------------    --------------    --------------   --------------
          Net income                          $  11,967,793    $ 15,067,593     $  19,366,377     $  18,745,479    $  15,966,409
                                              ==============   =============    ==============    ==============   ==============

Earnings per common share:
          Net income                          $        0.55    $       0.70     $        0.90     $        0.87    $        0.74
                                              ==============   =============    ==============    ==============   ==============
  Weighted average number of common
          shares outstanding                     21,574,545      21,549,457        21,528,006        21,591,325       21,720,121
                                              ==============   =============    ==============    ==============   ==============


              See Accompanying Notes to Consolidated Financial Statements


            RIO HOTEL & CASINO, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Nine Months Ended
                                                     September 30,                  For the Year Ended December 31,
                                         --------------------------------   ----------------------------------------------
                                               1997              1996           1996             1995            1994
                                         --------------    --------------   --------------  --------------  --------------
                                           (Unaudited)       (Unaudited)
Cash flows from operating activities:
 Net income                              $  11,967,793     $  15,067,593    $  19,366,377   $  18,745,479   $  15,966,409
 Adjustments to reconcile net income
  to net cash provided by
  operating activities:
  Compensation expense recognized
   from stock option grant                      86,560            79,409          108,360          87,627         141,975
  Depreciation and amortization             18,677,833        12,538,163       17,620,555      14,231,307      10,863,844
  Provision for uncollectible accounts      11,603,861            63,872          292,138       1,002,463         512,999
  Deferred income taxes                      1,289,832           742,490        2,198,017       3,122,621       1,693,101
  (Increase) decrease in assets:
   Accounts receivable                     (25,466,219)       (1,428,276)      (4,668,801)     (2,026,109)       (790,677)
   Inventories                                (868,591)       (1,936,951)      (2,076,495)       (416,252)       (510,231)
   Prepaid expenses and other current
  assets                                    (1,364,247)           67,453       (1,106,609)        659,627        (827,476)
   Other, net                                1,029,446           454,061       (6,311,840)       (843,335)     (2,881,750)
  Increase (decrease) in liabilities:
   Accounts payable                          1,453,236          (542,729)       1,292,699       2,136,487        (522,443)
   Accrued federal income tax payable               -                 -                -               -          546,142
   Accrued expenses                         12,803,614         4,964,299        2,831,182       1,305,520       1,306,086
   Accrued interest                          1,320,696        (1,438,175)       2,345,152       4,375,051         297,896
                                         --------------    --------------   --------------  --------------  --------------
  Net cash provided by operating
   activities                               32,533,814        28,631,209       31,890,735      42,380,486      25,795,875
                                         --------------    --------------   --------------  --------------  --------------
Cash flows from investing activities:
 Purchase of equipment, furniture and
  improvements                             (54,506,586)     (112,036,884)    (169,539,111)    (63,326,652)    (66,053,542)
 Purchase of land and improvements         (22,449,129)      (11,500,910)     (13,522,603)    (12,781,239)             -
                                         --------------    --------------   --------------  --------------  --------------
  Net cash used in investing
   activities                              (76,955,715)     (123,537,794)    (183,061,714)    (76,107,891)    (66,053,542)
                                         --------------    --------------   --------------  --------------  --------------
Cash flows from financing activities:
 Proceeds from borrowings                   82,200,000        86,000,000      143,000,000      10,000,000      60,014,175
 Net proceeds from common stock
  issuance                                   1,292,963         1,146,710        1,162,910         969,251       1,022,700
 Net proceeds from issuance of senior
  subordinated notes                       121,562,500                -                -       96,750,244              -
 Repurchase of common stock                         -         (1,209,850)      (2,220,600)     (5,386,225)             -
 Costs paid in connection with prior
   common stock offering and stock
   exchange rights                                  -                 -                -               -         (119,529)
 Payments on notes and loans payable      (157,493,837)          (32,527)        (140,932)   (125,039,428)        (18,358)
                                         --------------    --------------   --------------  --------------  --------------
  Net cash (used in) provided by
   financing activities                     47,561,626        85,904,333      141,801,378     (22,706,158)     60,898,988
                                         --------------    --------------   --------------  --------------  --------------
  Net increase (decrease) in cash and
   cash equivalents                          3,139,725        (9,002,252)      (9,369,601)    (56,433,563)     20,641,321
Cash and cash equivalents, beginning of
 period                                     10,623,094        19,992,695       19,992,695      76,426,258      55,784,937
                                         --------------    --------------   --------------  --------------  --------------
Cash and cash equivalents, end of period $  13,762,819     $  10,990,443    $  10,623,094   $  19,992,695   $  76,426,258
                                         ==============    ==============   ==============  ==============  ==============


         See Accompanying Notes to Consolidated Financial Statements


            RIO HOTEL & CASINO, INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      Common Stock
                                               ------------------------
                                                 Number of                 Additional         Retained          Total
                                                  Shares       Amount        Paid-In          Earnings       Stockholders'
                                               -----------   ----------   --------------   ------------     --------------
Balance, December 31, 1993                     21,147,796    $ 211,478    $ 115,182,541    $ 14,444,462     $  129,838,481
Tax benefit of stock options exercised                                          886,132                            886,132
Exercise of stock options                         223,550        2,236        1,003,934                          1,006,170
Net income for the year                                                                      15,966,409         15,966,409
Compensation expense for stock
 options granted in 1993                                                        141,975                            141,975
                                               -----------   ----------   --------------   -------------    ---------------
Balance, December 31, 1994                     21,371,346      213,714      117,214,582      30,410,871        147,839,167
Tax benefit of stock options exercised                                          632,601                            632,601
Exercise of stock options                         198,300        1,983          965,467                            967,450
Repurchase of common stock                       (430,500)      (4,305)      (5,381,920)                        (5,386,225)
Common stock offering costs                                                       1,801                              1,801
Net income for the year                                                                      18,745,479         18,745,479
Compensation expense for stock
 options granted in 1993                                                         87,627                             87,627
                                               -----------   ----------   --------------   -------------    ---------------
Balance, December 31, 1995                     21,139,146      211,392      113,520,158      49,156,350        162,887,900
Tax benefit of stock options exercised                                          570,283                            570,283
Exercise of stock options                         175,795        1,758        1,161,152                          1,162,910
Repurchase of common stock                       (144,500)      (1,445)      (2,219,155)                        (2,220,600)
Net income for the year                                                                      19,366,377         19,366,377
Compensation expense for stock
 options granted in 1993                                                        108,360                            108,360
                                               -----------   ----------   --------------   -------------    ---------------
Balance, December 31, 1996                     21,170,441      211,705      113,140,798      68,522,727        181,875,230
Tax benefit of stock options exercised                                          921,399                            921,399
Exercise of stock options                         242,400        2,424        1,290,539                          1,292,963
Repurchase of common stock
Net income for the nine months                                                               11,967,793         11,967,793
Compensation expense for stock
 options granted                                                                 86,560                             86,560
                                               -----------   ----------   --------------   -------------    ---------------
Balance, September 30, 1997                    21,412,841    $ 214,129    $ 115,439,296    $ 80,490,520     $  196,143,945
                                               ===========   ==========   ==============   =============    ===============

         See Accompanying Notes to Consolidated Financial Statements

           RIO HOTEL & CASINO, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Significant Accounting Policies and Related Matters

   Principles of Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of Rio Hotel & Casino, Inc. and its wholly owned subsidiaries:
Rio Properties, Inc. ("Rio Properties," which owns and operates the Rio Suite Hotel & Casino (the "Rio") in Las Vegas, Nevada); Rio Development Company, Inc. (formerly MarCor Development Company, Inc.); Rio Resort Properties, Inc. (formerly MarCor Resort Properties, Inc.); Rio Leasing, Inc.; and Rio Properties' wholly owned subsidiaries, Cinderlane, Inc. and HLG, Inc.

     All significant intercompany balances and transactions have been eliminated in consolidation.

     All amounts related to September 30, 1997 and 1996 are unaudited.

   Reclassifications

     The financial statements for prior periods reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in a subsequent year.

   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Capitalization of Interest

     The Company capitalizes interest on funds disbursed during the active construction phases of real estate development and other major projects. Interest capitalized during the years ended 1996, 1995, and 1994 was $8.7 million, $0.9 million and $0.6 million, respectively. For the nine month periods ended September 30, 1997 and 1996, capitalized interest was $3.8 million and $4.0 million, respectively.

   Property and Equipment

     Land   and  improvements,  building  and  improvements,  and
equipment, furniture and improvements are stated at cost.

     Depreciation and amortization of property and equipment is computed using the straight-line method predominantly over the following estimated useful lives:

     Building and improvements..............   7 to 45 years
     Equipment, furniture and improvements..   3 to 15 years

     Costs of major improvements are capitalized,  while costs of
normal  repairs  and  maintenance  are  charged  to  expense   as
incurred.

   Preopening Costs

     Preopening costs consist principally of direct incremental personnel costs and advertising and marketing expenses. These costs are capitalized prior to the opening of the specific project and are charged to expense at the commencement of operations. At December 31, 1996, included in other non-current assets is $5.2 million in preopening costs. A total of $11.2 million of preopening costs was expensed in the first quarter of 1997.

   Impairment

     Management reviews existing information and analyses of the Company and its operations as well as indicators of impairment (such as dramatic changes in the manner in which an asset is used or forecasts showing lack of long-term profitability) to determine whether an impairment may exist. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends and other available information, in assessing whether the carrying value of its fixed assets can be recovered. Upon a determination that the carrying value of an asset will not be recovered from its future undiscounted cash flows, the carrying value of that asset would be considered impaired and will be reduced by a charge to operations in the amount of the impairment. Impairment is measured as any deficiency in estimated discounted future cash flows of the fixed assets to recover the carrying value related to those assets.

   Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method.

   Revenue and Promotional Allowances

     Casino revenues represent the net win from gaming wins and losses. The retail value of rooms, food, beverage and other services provided to customers without charge is included in gross revenue and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses as follows:


                                     Nine Months Ended
                                       September 30,               For the Year Ended December 31,
                                --------------------------    ----------------------------------------
                                    1997           1996           1996           1995          1994       (Unaudited)
                                ------------    ----------    -----------    -----------    ----------
Room.........................    $ 2,192,664    $1,255,269    $ 1,808,138    $ 1,940,936    $1,273,154
Food and beverage............      9,144,233     6,845,047      9,429,800      9,020,152     7,823,819
Other  operating expenses....        508,074       140,021        206,163        104,921        44,888
                                 -----------    ----------    -----------    -----------    ----------
                                 $11,844,971    $8,240,337    $11,444,101    $11,066,009    $9,141,861
                                 ===========    ==========    ===========    ===========    ==========


   Earnings Per Share

     Earnings per common share are computed on the basis of the weighted average number of common shares and common stock equivalents outstanding during the period.

     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 128 - "Earnings Per Share" ("SFAS 128"). SFAS 128 is effective for financial statements issued for periods after December 15, 1997 and replaces currently reported earnings per share with "basic," or undiluted, earnings per share and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period, while diluted earnings per share reflects the additional dilution for all potentially dilutive securities, such as stock options. Earlier application of SFAS 128 is not permitted, and the Company will adopt the provisions of SFAS 128 for 1998 financial statements, including the required restating of all previously reported earnings per share.

     The  following  table  reflects  the  Company's  pro   forma
earnings per share for the nine month periods ended September 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994 as determined in accordance with SFAS 128:

                        Nine Months Ended                 Years Ended
                          September 30,                   December 31,
                        -----------------        ---------------------------
                        1997        1996         1996       1995       1994
                        -------  --------        -------   -------   -------
Earnings per share:        (Unaudited)
   As reported          $0.55       $0.70        $0.90      $0.87      $0.74
   Basic                $0.56       $0.71        $0.91      $0.88      $0.75
   Diluted              $0.55       $0.70        $0.90      $0.87      $0.74

   Hedging Transaction

     The Company was a party to an interest rate swap agreement and has purchased an interest rate cap (Note 6). Any net payments made or received by the Company in connection with this interest rate swap agreement or interest rate cap, or any other hedging transaction that the Company may enter into, will be classified as cash flows from operating activities.

     Premiums paid for the interest rate cap agreements are amortized to interest expense over the shorter of the original life of the debt or the term of the cap. Unamortized premiums are included in other assets in the consolidated balance sheet. Accounts receivable under the agreements are accrued as a reduction of interest expense. Amounts payable under the interest rate swap agreements are included in interest expense.

   Income Taxes

     Effective January 1, 1993, the Company implemented the provisions of SFAS 109. SFAS 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

2.   Cash and Cash Equivalents

     Cash and cash equivalents at September 30, 1997, December 31, 1996 and 1995 include $2.0 million, $3.0 million and $10.0 million, respectively, in overnight repurchase agreements with a bank. These items are recorded at cost which approximates market value and are considered cash equivalents for purposes of the Consolidated Statements of Cash Flows.

3.   Consolidated Statements of Cash Flows

     The following supplemental disclosures are provided as part of the Consolidated Statements of Cash Flows:

                              Nine Months Ended
                                September 30,                For the Year Ended December 31,
                           -------------------------     ----------------------------------------
                              1997          1996            1996          1995          1994
                           -------------------------     ----------------------------------------
                                 (Unaudited)
Cash payments made for
interest (net of amounts
capitalized)...............$17,596,459    $7,736,982     $4,773,537     $3,904,540     $1,919,556
                           ===========    ==========     ==========     ==========     ==========
Cash payments made for
income taxes...............$ 2,500,000    $6,600,000     $8,600,000     $7,100,000     $6,240,000
                           ===========    ==========     ==========     ==========     ==========

     Non-cash financing and investing activities:

     September 30, 1997

     Purchase of property and equipment financed through payables totaled $2,121,363.

     Purchase of land and improvements financed through debt issuance totaled $4,483,448.

     Tax benefit arising from the exercise of non-qualified stock options totaled $921,399.

     September 30, 1996

     Purchase of property and equipment financed through payables totaled $25,139,541.

     Purchase of land  financed  through  debt  issuance  totaled
$1,215,110.

     Tax benefit arising from the exercise of stock options under the Company's Non-Statutory Stock Option Plan totaled $556,213.

     December 31, 1996

     Purchase of property and equipment financed through payables totaled $19,604,470.

     Purchase of property and equipment financed through long-term debt totaled $140,435.

     Tax benefit arising from the exercise of stock options granted under the NSOP totaled $570,283.

     December 31, 1995

     Purchase of property and equipment financed through payables totaled $6,556,126.

     Purchase  of  land  financed  through long-term debt totaled
$62,042.

     Accounts receivable increased by $85,380. This was financed through payables and will be reimbursed to the Company.

     Tax benefit arising from the exercise of stock options granted under the Company's Non-Statutory Stock Option Plan
("NSOP") totaled $632,601.

     December 31, 1994

     Purchase of property and equipment financed through payables totaled $10,026,210.

     Tax benefit arising from the exercise of stock options granted under NSOP totaled $886,132.

4.   Accounts Receivable

     Components of receivables are as follows:

                                       September 30,           December 31,
                                            1997           1996           1995
                                       -------------    ----------     ----------
                                        (Unaudited)
Casino..................................$30,097,232     $6,318,124     $3,267,244
Hotel...................................  4,668,905      3,244,388      1,757,640
Other...................................    507,016        244,423        113,250
                                        -----------     ----------     ----------
                                         35,273,153      9,806,935      5,138,134
Less  allowance for doubtful accounts...(12,720,690)    (1,116,830)      (824,692)
                                        -----------     ----------     ----------
                                        $22,552,463     $8,690,105     $4,313,442
                                        ===========     ==========     ==========

5.   Accrued Expenses

     Components of accrued expenses are as follows:

                                              September 30,           December 31,
                                                   1997            1996          1995
                                              -------------    ----------     ----------
                                               (Unaudited)
 Accrued salaries, wages and related benefits..$14,037,063     $5,615,310     $4,065,736
 Progressive slot machines and other gaming
 accruals......................................  3,103,805      2,862,652      2,532,964
 Accrued gaming taxes..........................  2,766,881      1,646,333      1,714,232
 Other accrued liabilities.....................  4,863,273      1,843,112        823,294
                                               -----------    -----------     ----------
                                               $24,771,022    $11,967,407     $9,136,226
                                               ===========    ===========     ==========

6.   Long-Term Debt


     Long-term debt consists of the following:

                                                  September 30,           December 31,
                                                      1997            1996            1995
                                                 --------------   ------------    ------------
                                                   (Unaudited)
Rio  Bank  Loan,  originally a $65 million
revolving  credit  facility,   which   was
amended  to  be  a  $200 million revolving
credit facility with interest equal to the
Eurodollar Rate or the  Base  Rate, plus a
margin.  The loan matures on June 30, 2001
and is collateralized by a first  deed  of
trust  on  substantially  all of the Rio's
real property, equipment and improvements.        $70,000,000     $153,000,000     $10,000,000

10 5/8 %   Senior   Subordinated    Notes,
interest   only   payable   semi-annually;
principal due July 15, 2005.                      100,000,000      100,000,000     100,000,000

9 1/2% Senior Subordinated Notes, interest
only   payable   semi-annually,   net   of
unamortized    discount   of   $3,212,090;
principal due April 15, 2007                      121,787,910                -               -

Note  payable,  interest  payable  monthly
based   on  the  prime   rate,   quarterly
principal  payments of $400,000 commencing
May 31, 1998  with  any  remaining balance
due May 31, 2000.                                   8,000,000                -               -

Other                                               5,491,131        1,301,522         202,017
                                                 -------------    -------------   -------------
                                                  305,279,041      254,301,522     110,202,017
     Less current maturities                       (1,265,510)        (352,239)        (25,252)
                                                 -------------    -------------   -------------
                                                 $304,013,531     $253,949,283    $110,176,765
                                                 =============    =============   =============

     The prime interest rate quoted by the Company's primary lenders at September 30, 1997 was 8.50%.

     At  September 30, 1997, the six month  Eurodollar  Rate  was
5.875%. The margin on the Company's Eurodollar Rate borrowings at September 30, 1997 was 3.0%.

     The Rio Bank Loan was originally entered into on July 15, 1993 in the amount of $65 million with a syndicate of banks led by Bank of America National Trust and Savings Association ("Bank of America NT&SA"). As a result of certain amendments, the Rio Bank Loan was increased to $125 million in December 1994, to $175 million in September 1995, and to $200 million in June 1996. The Rio Bank Loan is a secured reducing revolving credit facility to be used (a) to refinance the pre-amendment Rio Bank Loan, (b) to finance the Phase V Expansion, (c) to finance acquisition of land adjacent to the Rio for up to $40 million, and (d) for general corporate purposes.

     The Rio Bank Loan matures on June 30, 2001 and bears interest based upon a "LIBOR Spread" of from 1% to 3%, or a "Base Rate Spread" of from 0% to 2% based upon a schedule determined with reference to the "Funded Debt to EBITDA Ratio" of Rio Properties. The "LIBOR Spread" is the amount in excess of the applicable LIBOR rate which is the London Interbank Offer rate established in the London interbank market. The "Base Rate Spread" is the amount in excess of the applicable base rate, which is the rate per annum equal to the higher of the reference rate as it is publicly announced from time to time by Bank of America NT&SA or 0.50% per annum above the latest Federal Funds rate. The Rio Bank Loan also provides for an unused facility fee ranging from 31.25 basis points to 50.00 basis points depending upon the same Funded Debt to EBITDA ratio schedule utilized for the interest rate. (A basis point is one one-hundredth of one percent.) The Rio Bank Loan requires monthly or quarterly payments of interest and requires scheduled reductions of the maximum amount available under the Rio Bank Loan commencing with a $10.0 million reduction at December 31, 1997, a $7.5 million reduction at the end of each quarter during 1998, a $10.0 million reduction at the end of each quarter during 1999, a $12.5 million reduction at the end of each quarter during 2000, and a $35.0 million reduction at March 31, 2001 and maturity at June 30, 2001.

     To reduce the risks from interest rate fluctuations, the Company entered into interest rate swap agreements in the amount of $20.0 million from September 30, 1994 through December 29, 1995 and $15.0 million from December 29, 1995 through its expiration on June 28, 1996. In August 1994, the Company purchased a $40.0 million interest rate cap, effective September 30, 1994, for a three-year term, which provides for quarterly payments to the Company in the event that three month LIBOR exceeds 7% on any quarterly reset date. The interest rate cap agreement expired by its terms on September 30, 1997.

     As a result of entering into interest rate swap agreements and cap agreements, the Company has recognized interest expense of $199,000 and $142,526 for the nine months ended September 30, 1997 and 1996, respectively, and $208,859, $18,638 and $83,833 for the years ended December 31, 1996, 1995 and 1994, respectively. The impact of these hedging activities on the Company's weighted average borrowing rate was an increase of approximately 0.01% for each of the nine months ended September 30, 1997 and 1996 and 0.22%, 0.03% and 0.26% for the years ended
December 31, 1996, 1995 and 1994, respectively.

     As of the nine months ended September 30, 1997, and the years ended December 31, 1996, 1995 and 1994, there were no deferred gains and losses relating to terminated interest rate swap and interest rate cap agreements.

     The revolving credit feature of the Rio Bank Loan allows the Company to pay down and reborrow principal under the line of credit as the Company deems appropriate. The Company utilized this ability by reborrowing $10 million on December 29, 1995 and repaid $9 million on January 2, 1996 under the terms of the Rio Bank Loan. During the third quarter of 1995, the Company used the net proceeds from the 10 5/8 % Subordinated Notes to reduce amounts outstanding under the Rio Bank Loan, and in the first
quarter  of  1997,  used  the  net  proceeds   from  the  9  1/2%
Subordinated Notes to reduce amounts under the Rio Bank Loan. The Company had $130 million, $47 million and $165 million
available  under  the   Rio  Bank  Loan  at  September 30,  1997,
December 31, 1996 and December 31, 1995, respectively.

     As  of  September 30,   1997,   at  which  time  outstanding
borrowings under the Rio Bank Loan were $70.0 million, annual maturities of total notes and loans payable are as follows:


       Year Ending                          (Unaudited)
     September 30, 1998                  $    1,265,510
     September 30, 1999                       1,655,311
     September 30, 2000                       6,176,683
     September 30, 2001                      70,189,990
     September 30, 2002                         204,269
     Thereafter                             225,787,278
                                         --------------
                                         $  305,279,041
                                         ==============

     The carrying values of assets included in the consolidated financial statements, which collateralize bank loans payable, are as follows:

                                            September 30,           December 31,
                                                 1997            1996          1995
                                           --------------    ------------   ------------
                                             (Unaudited)
Building and improvements..................$406,396,476      $196,918,053   $192,818,896
Equipment,  furniture  and  improvements...  79,827,477        72,052,458     68,500,267
Land and improvements......................  58,780,484        35,345,485     33,676,354
Construction in progress...................     265,973       190,210,277     17,173,483
                                           ------------      ------------   ------------
                                           $545,270,410      $494,526,273   $312,169,000
                                           ============      ============   ============

     The 10 5/8 % Senior Subordinated Notes (the "10 5/8 % Notes") and the 9 1/2% Senior Subordinated Notes (the "Existing 9 1/2% Notes") are unconditionally guaranteed on a pari passu senior subordinated basis by Rio Properties. The 10 5/8 % Notes and the Existing 9 1/2% Notes (together "the Notes") are pari passu in right of payment, are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the indentures for the Notes, the "Indentures") of the Company, and
are  structurally   subordinated   to  all  existing  and  future
indebtedness and other liabilities (including trade payables) of the Company's subsidiaries.

     The 10 5/8 % Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after July 15, 2000, at the redemption prices set forth in the Indenture for the 10 5/8 % Notes. The Existing 9 1/2% Notes may be redeemed at the option of the Company, in whole or in part, at any time after April 15, 2002, at the redemption prices set forth in the
Indenture  for  the  Existing  9  1/2%  Notes.   Upon a change in
control of the Company (as defined in the Indenture), each holder of the Notes will have the right to require the Company to repurchase all or part of such holder's Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and
unpaid  interest,  if  any,  to  the  date  of repurchase.   Each
Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined in the Indentures) to incur additional indebtedness, pay dividends or make other distributions, make investments, repurchase subordinated obligations or capital stock, create certain liens (except, among others, liens securing Senior Indebtedness), enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell subsidiary stock, create or permit to exist restrictions on distributions from subsidiaries, or enter into certain mergers and consolidations.

7.   Income Taxes

     The federal income tax provisions for the nine months  ended
September 30,  1997  and  for  the years ended December 31, 1996,
1995 and 1994 consist of the following:


                     Nine Months
                        Ended
                    September 30,            Year Ended December 31,
                         1997           1996           1995           1994
                    -------------   -----------    -----------    -----------
                     (Unaudited)

 Current             $4,667,904      $8,214,092     $7,681,015     $6,643,993

 Deferred             2,211,232       2,198,017      3,026,120      2,534,030
                    -------------   -----------    -----------     ----------
                     $6,879,136     $10,412,109    $10,707,135     $9,178,023
                    =============   ===========    ===========     ==========

     The following schedule reconciles the Company's effective tax rate to the statutory rate:

                                      For the Nine
                                      Months Ended
                                     September 30,     For the Year Ended December 31,
                                          1997           1996         1995         1994
                                     -------------     --------     ---------    --------
                                      (Unaudited)
 Statutory rate                         35.0%            35.0%        35.0%        35.0%
 Depreciation on premium allocated
  in Rio Partnership exchange            1.3%             0.2%         0.4%         0.5%
 Disallowance for tax purposes of
  certain meals, travel and
  entertainment expenses                 2.0%             0.2%         1.5%         1.2%
 Other                                  (1.8)%           (0.4)%       (0.5)%       (0.2)%
                                     -------------     ---------    ---------    ---------
 Effective rate                         36.5%            35.0%        36.4%        36.5%
                                     =============     =========    =========    =========

     During 1994, the Company utilized all remaining alternative minimum tax credit carryforwards.

     The  Company's   deferred   tax   assets   (liabilities)  at
September 30,  1997  and  December 31,  1996  consisted   of  the
following:

                                      September 30, 1997             December 31, 1996
                                 ------------------------------  ----------------------------
                                   Current       Non-Current     Current        Non-Current
                                 -------------   --------------  ------------   -------------
                                 (Unaudited)
 Depreciation & amortization     $         -      $(15,189,459)            -    $(11,539,037)
 Deferred employee benefits            810,233               -      $581,000               -
 Bad debt expense                      498,786               -       390,890               -
 Preopening costs                            -               -             -      (1,275,043)
 Other deferred tax items, net               -         416,457       728,019      (1,059,980)
                                 -------------    -------------   -----------   -------------
                                 $   1,309,019    $(14,773,002)   $1,699,909    $(13,874,060)
                                 =============    =============   ===========   =============

     The   Company's   deferred   tax   assets  (liabilities)  at
December 31, 1995 consisted of the following:

                                          Current          Non-Current
                                        ----------        -------------
Depreciation & amortization             $       -         $(11,399,852)
Deferred employee benefits                370,122                    -
Bad debt expense                          288,642                    -
Other deferred tax assets, net                  -              764,954
                                        ----------        -------------
                                        $ 658,764         $(10,634,898)
                                        ==========        =============

     The current portion of the Company's net deferred tax assets is included on the Consolidated Balance Sheet under the heading
"Prepaid Expenses and Other Current Assets."

     The Company has determined that it is probable that the full amount of the tax benefit from the deferred tax assets will be realized and therefore, has not recorded a valuation allowance to reduce the carrying value of the deferred tax assets.

8.   Commitments and Contingencies

     Effective January 1, 1991, Rio Properties maintains an employee profit sharing plan for all employees who have accredited service. Contributions to the plan are discretionary and cannot exceed amounts permitted under the Internal Revenue Code. Contributions of $376,736, $278,835 and $215,039 have been authorized and charged to income for the years ended December 31, 1996, 1995 and 1994, respectively. For the nine months ended September 30, 1997, contributions of $358,358 were charged to income.

     In the normal course of business, the Company is involved with various negotiations and legal matters. In addition, Rio Properties is a potential defendant in various personal injury allegations. Management is of the opinion that the effect of these matters is not material to the consolidated financial statements.

9.   Stockholders' Equity

   Common Stock

     During the nine months ended September 30, 1997, the Company issued 242,400 shares of Common Stock at exercise prices ranging from $3.00 per share to $15.625 per share pursuant to options previously granted under the Company's Non-Statutory Stock Option Plan ("NSOP") and other non-statutory options previously granted under the Company's Long-Term Incentive Plan.

     During  1996,  the  Company  issued 175,795 shares of Common
Stock at exercise prices ranging from $3.00 per share to $15.625 per share pursuant to options previously granted under the NSOP.

     During 1996, the Company repurchased 144,500 shares of Common Stock from time to time in the open market at a total cost of $2.2 million. The repurchased shares of Common Stock were retired.

     During  1995,  the  Company  issued 198,300 shares of Common
Stock at exercise prices ranging from $3.00 per share to $14.25 per share pursuant to options previously granted under the NSOP.

     During 1995, the Company repurchased 430,500 shares of Common Stock from time to time in the open market at a total cost of $5.4 million. The repurchased shares of Common Stock were retired.

     During  1994,  the  Company  issued 223,550 shares of Common
Stock at exercise prices ranging from $3.00 per share to $15.625 per share pursuant to options previously granted under the Company's NSOP.

   Stock Options

     The Company has various stock option plans under which options may be granted to officers, outside directors, employees, agents or independent contractors of the Company. The options granted typically vest ratably over five years, with an expiration 10 years from date of issuance.

                                Nine Months Ended
                                  September 30,                   Year Ended December 31,
                             ------------------------     ------------------------------------
                                1997         1996             1996         1995         1994
                             ----------    ----------     ----------   ----------   ----------
                                 (Unaudited)
Options outstanding,
 beginning of period........ 2,389,555     1,853,850      1,853,850    1,999,050    1,957,800
Granted..................... 1,204,000       793,000        828,000      294,000      337,500
Exercised...................  (242,400)     (172,195)      (175,795)    (198,300)    (223,550)
Forfeited...................   (31,100)     (101,300)      (116,500)    (240,900)     (72,700)
                             ----------    ----------     ----------   ----------   ----------
Options outstanding,
 end of period.............. 3,320,055     2,373,355      2,389,555    1,853,850    1,999,050
                             ==========    ==========     ==========   ==========   ==========
Options available for
 grant at end of period.....   365,000     1,563,900      1,484,300      259,400      212,500
Options exercisable at
 end of period.............. 1,407,155       730,115        996,755      894,717      586,050
Average exercise price
 of options exercised
 during the period..........     $5.33         $6.65          $6.62        $5.21        $4.57
Average exercise price
 of options outstanding
 at end of period...........    $14.05        $12.75         $12.40       $10.63        $7.04
Average exercise price
 of options granted
 during the period..........    $15.49        $15.35         $15.37       $13.01       $12.56
Average exercise price
 of options forfeited
 during the period..........    $13.98        $12.91         $14.04       $12.43       $12.33


     The Company has granted 2,879,500 options at exercise prices ranging from $3.00 to $15.625 per share to key officers and employees under the Company's NSOP. As of September 30, 1997, 1,120,445 options had been exercised and 483,400 options had been forfeited, resulting in 1,275,655 options outstanding and 241,400 options available to be granted under the NSOP.

     Under the Directors Stock Option Plan, as amended, options to purchase up to 200,000 shares of common stock may be granted to non-employee directors. The option exercise price is 100% of the fair market value of the common stock on the date of grant. As of September 30, 1997, 138,000 options had been granted at exercise prices ranging from $3.00 per share to $16.625 per share, 30,000 options had been exercised and 22,000 options had been forfeited, resulting in 86,000 options outstanding and 84,000 options available to be granted.

     Under the 1995 Long-Term Incentive Plan, options to purchase up to 2,000,000 shares of the Company's common stock may be granted to executive officers, key employees and outside consultants of the Company. The option exercise price is equal to or more than the last reported sale price of the common stock on the date of the grant. As of September 30, 1997, 1,979,000 options had been granted at exercise prices ranging from $15.50 to $16.75 per share. A total of 2,000 options had been exercised and 18,600 options had been forfeited, resulting in 1,958,400 options outstanding and 60,200 options available to be granted.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for the plans. Accordingly, no compensation expense has been recognized for the stock options. FASB Statement 123 "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the FASB in 1995 and, if fully adopted, changes the methods for recognition of cost on plans similar to those of the Company. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair market value of options on the dates of grant for the nine month periods ended September 30, 1997 and 1996 and years ended December 31, 1996 and 1995 using the Black-Scholes option-pricing model with the following assumptions: (i) no dividends,
(ii) expected volatility of 35% for the nine months ended September 30, 1997 and 37% for the nine months ended September 30, 1996 and years ended December 31, 1996 and 1995, (iii) risk free interest rates of 6.00% and 5.62% for the nine month periods ended September 30, 1997 and 1996, respectively, and 6.06% and 5.68% for the years ended December 31, 1996 and 1995, respectively, (iv) and expected lives of four years, the effect on net income and earnings per share would be as follows:

                                       Nine Months Ended
                                          September 30,              Year Ended December 31,
                                  ---------------------------     ---------------------------
                                      1997            1996            1996           1995
                                  -----------     -----------     -----------     -----------
                                          (Unaudited)
Net income - As reported          $11,967,793     $15,067,593     $19,366,377     $18,745,479
                                  ===========     ===========     ===========     ===========
   -Proforma                      $11,606,426     $14,618,359     $18,286,839     $18,692,445
                                  ===========     ===========     ===========     ===========
Primary Earnings per share -
   As reported                          $0.55           $0.70           $0.90           $0.87
                                  ===========     ===========     ===========     ===========
   -Proforma                            $0.49           $0.68           $0.86           $0.87
                                  ===========     ===========     ===========     ===========
Fully diluted earnings per share
   As reported                          $0.55           $0.70           $0.90           $0.87
                                  ===========     ===========     ===========     ===========
   -Proforma                            $0.49           $0.68           $0.86           $0.87
                                  ===========     ===========     ===========     ===========

     The weighted average fair market value of options granted in 1996 and 1995 were $2.49 and $4.83, respectively.

10.   Related Party Transactions

     The Company contracted with two affiliates of the Company's largest stockholder for the design and construction of a 41-story hotel tower containing approximately 1,000 suites (the "Phase V Expansion") for a total of approximately $200 million. The Phase V Expansion project was completed during the first nine months of 1997.

     The Company contracted with two affiliates of the Company's largest stockholder for the design and construction of three previous expansion projects, the 437 new suite Eastside Expansion for a total of $57.6 million, the 549 new suite Phase III Expansion for a total of $64.2 million and the 141 new suite Phase IV Expansion for a total of $18.8 million. Each of these expansions included the addition of new public and back-of-the-house areas and improvements.

     An affiliate of the Company's largest stockholder provided real estate brokerage services to the Company in connection with the purchase of 31 acres adjacent to the Rio and the acquisition of the options to purchase an additional seven acres. In addition, in 1997, the affiliate rented a site centrally located on the Las Vegas Strip to the Company for a transportation center. Rent and fees paid in connection with these property acquisitions, including reimbursement of expenses, were $826,618 for the nine months ended September 30, 1997 and $999,910 and
$878,428 for the years ended December 31, 1996 and 1995, respectively. Nominal amounts were paid by the Company to the affiliate for similar purposes during 1994. Expense reimbursements were generally reimbursed at the affiliate's cost, and real estate brokerage commissions are believed to be on terms at least as favorable as would have been obtained from non-affiliated parties.

     Two director/officers of the Company are associated with affiliated entities as noted above which render various architectural and construction services for the Company. The
Company paid these entities, in the aggregate, including the above-referenced Eastside Expansion, Phase III Expansion, Phase IV Expansion and Phase V Expansion, approximately $48.1 million, $147.9 million, $51.0 million and $50.4 million during the nine months ended September 30, 1997, and the years ended December 31, 1996, 1995 and 1994, respectively, for their services.

     Entities in which a director of the Company is the principal stockholder and the executive officer received commissions from the Company totaling approximately $157,000, $122,000, $159,000 and $125,000 for the nine months ended September 30, 1997, and the years ended December 31, 1996, 1995 and 1994, respectively, arising out of the acquisition of various insurance coverages by the Company.

     In 1997, the Company contracted with an affiliate of the Company's largest stockholder for completion of the Rio Secco Golf Club, with the exception of a clubhouse, for $5.7 million. A new contract will be entered into for the construction of the clubhouse for approximately $6.5 million. During the nine months ended September 30, 1997, the Company paid approximately $3.3 million on the initial contract.

     The Company believes that the transactions described above are on terms at least as favorable as would have been obtained from non-related parties.

11.   Subsequent Event

     On February 4, 1997, the Company entered into an agreement with Salomon Brothers Inc and BancAmerica Securities, Inc. (the "Initial Purchasers") for the sale by the Company of $125 million in principal amount of 9 1/2% Senior Subordinated Notes Due 2007 (the "9 1/2% Notes"). The 9 1/2% Notes were purchased by the Initial Purchasers for resale to qualified institutional investors. The net proceeds from the sale of the 9 1/2% Notes (approximately $121.5 million after the deduction of a 2.75% discount to the Initial Purchasers and offering expenses of approximately $0.1 million), were used to reduce amounts outstanding under the Rio Bank Loan, thereby increasing the amount available under the Rio Bank Loan by the same amount.

     The 9 1/2% Notes were issued under an indenture (the "New Indenture") dated February 11, 1997 among the Company, Rio Properties and IBJ Schroder Bank & Trust Company, as trustee. The following summary of certain provisions of the New Indenture does not purport to be complete and is subject to the provisions of the New Indenture and the 9 1/2% Notes. Capitalized terms not otherwise defined have the same meanings assigned to them in the New Indenture.

     The 9 1/2% Notes mature on April 15, 2007. Interest payment dates under the 9 1/2% Notes are April 15 and October 15, commencing April 15, 1997. Together with the 10 5/8 % Notes, the 9 1/2% Notes are unconditionally guaranteed (the "Rio Guarantee")
on  a senior subordinated basis by Rio Properties.   The  9  1/2%
Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the New Indenture) of the Company and are structurally subordinated to all existing and
future  indebtedness  and  other  liabilities   (including  trade
payables) of the Company's subsidiaries. The Rio Guarantee is subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the New Indenture) of Rio Properties and is structurally subordinated to all existing and
future  indebtedness  and  other  liabilities  (including   trade
payables) of Rio Properties' subsidiaries.

     The 9 1/2% Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after April 15, 2002, at the redemption prices set forth in the New Indenture, plus accrued and unpaid interest, if any, through the redemption date. The 9 1/2% Notes will be redeemed from any holder or beneficial owner of the 9 1/2% Notes which is required to be found suitable and is not found suitable by the Nevada Gaming Commission.

     Upon a Change of Control of the Company (as defined in the New Indenture), each holder of the 9 1/2% Notes will have the right to require the Company to repurchase all or part of such holder's 9 1/2% Notes at a price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The Company's obligation to repurchase the 9 1/2% Notes is guaranteed on a senior subordinated basis by Rio Properties. The New Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined in the New Indenture) to incur additional indebtedness, pay dividends or make other distributions, make investments, repurchase subordinated obligations or capital stock, create certain liens (except, among others, liens securing Senior Indebtedness), enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell subsidiary stock, create or permit to exist restrictions on distributions from subsidiaries, or enter into certain mergers and consolidations.

12.   Debt Guarantee

     Summarized financial  information  is provided below for Rio
Properties,  the  Company's  principal  wholly   owned  operating
subsidiary, as sole guarantor to the 10 5/8 % Notes and the 9 1/2%
Notes  which  are  pari  passu  under  the  guarantee.   The  two
subordinated note issues are fully and unconditionally guaranteed by Rio Properties and are subordinated to all existing and future indebtedness and other liabilities (including trade payables) of the Company's subsidiaries.

     Summarized financial statements of Rio Properties and the Company's other subsidiaries have not been prepared since the assets, pre-tax income and parents' net investment in the non-guarantor subsidiaries on an individual and combined basis are inconsequential, except as described below. In addition, the Company's operations and assets other than its investment in its subsidiaries are inconsequential. The difference in net equity between the Company and Rio Properties is principally a result of the Company's purchase in 1990 and 1992 of minority interests in a subsidiary, resulting in the payment of premiums of approximately $13.7 million and $1.3 million, respectively. The premiums were allocated by the Company, based on fair market values, among land, building and equipment, furniture and improvements.

                                 Nine Months Ended          Year Ended December 31,
                                 September 30, 1997         1996                1995
                                 ------------------    --------------     ---------------
Current assets                     $  40,902,711       $  30,139,122      $   29,995,415
Non-current assets                   489,955,214         448,469,956         262,320,009
Current liabilities                   57,843,169          56,301,870          33,216,257
Non-current liabilities              292,447,093         253,949,282         110,176,765
Revenues                             270,675,793         219,577,608         192,537,954
Operating profit                      38,028,793          37,959,885          37,138,205
Income before income taxes            19,092,179          29,744,600          29,451,596
Net income                            12,123,176          19,327,165          18,733,318


     One of the Company's non-guarantor subsidiaries, Rio Development, Inc. ("Rio Development") has recently acquired assets and liabilities associated with the purchase of a golf course. As of September 30, 1997, this subsidiary had current assets of $95,513; non-current assets of $26,140,110, including $5,635,073 due from the Company; current liabilities of $909,283 and non-current liabilities of $20,356,084, including $8,789,646 due Rio Properties. Prior to September 30, 1997, the assets and operations of Rio Development were inconsequential.

No  dealer, salesperson  or  any other          3,000,000 Shares
person has been authorized to give any
information    or    to    make    any
representations   other   than   those
contained   in   this   Prospectus  in
connection with the offer made by this
Prospectus and, if given or made, such
information  or  representations  must
not  be  relied upon  as  having  been          Rio Hotel &
authorized   by  the  Company  or  the          Casino, Inc.
Underwriters.  Neither the delivery of
this  Prospectus  nor  any  sale  made
hereunder     shall,     under     any
circumstances,  create any implication
that there has been  no  change in the          Common Stock
affairs of the Company since the dates          ($0.01 par value)
as  of which information is  given  in
this Prospectus.  This Prospectus does
not    constitute    an    offer    or
solicitation    by   anyone   in   any
jurisdiction in which  such  offer  or
solicitation  is  not authorized or in
which the person making  such offer or
solicitation is not qualified to do so
or  to  any  person  to  whom  it   is
unlawful   to   make   such  offer  or
solicitation.

  ----------------------------------

          Table of Contents
                                          PAGE
Available Information                       2
Incorporation of Documents by Reference     2
Prospectus Summary                          4
Use of Proceeds                            13
Dividend Policy                            13
Price Range of Common Stock                13
Consolidated Capitalization                14
Management's Discussion and
 Analysis of Financial
 Condition and Results of                       Salomon Brothers Inc
 Operations                                15   Merrill Lynch & Co.
Business                                   23
Certain Transactions                       38
Security Ownership of Certain
 Beneficial Owners and
 Management                                40
Underwriting                               42
Legal Matters                              43
Experts                                    43
Index to Consolidated                           Prospectus
 Financial Statements                     F-1   Dated October __, 1997

                               PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution

     The estimated expenses of the issuance and distribution of the Shares offered hereby, as set forth below, will be borne entirely by the Company:

                            Item                              Amount
                            ----                              ------
Securities and Exchange Commission Registration Fee.......... $ 23,066
Blue Sky Fees................................................        *
NASD Fee.....................................................        *
Transfer Agents Fees and Expenses............................        *
Printing Expenses............................................        *
Legal Fees and Expenses......................................        *
Accounting Fees and Expenses.................................        *
Miscellaneous Expenses.......................................        *
                                                              --------
    Total                                                     $
                                                              ========
*To be filed by amendment.


ITEM 15.  Indemnification of Directors and Officers

     Section 78.751 of Chapter 78 of the Nevada Revised Statutes and Article XII of the Company's Articles of Incorporation contain provisions for indemnification of officers, directors, employees and agents of the Company. The Articles of Incorporation require the Company to indemnify such persons to the full extent permitted by Nevada law. Each person will be indemnified in any proceeding if he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interest of the Company. Indemnification would cover expenses, including attorneys' fees, judgments, fines and amounts paid in settlement.

     The Company's Articles of Incorporation and Bylaws also provide that the Company's Board of Directors may cause the Company to purchase and maintain insurance on behalf of any present or part director or officer insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person. The Company presently has directors' and officers' liability insurance in effect.

ITEM 16.  Exhibits

Exhibit
Number     Description
-------    -----------
  1.01     Form of Underwriting Agreement (to be filed by
           amendment).
  5.01     Opinion and consent of Kummer Kaempfer Bonner &
           Renshaw   as  to  the  legality  of  securities  being
           registered.
 23.01 Consent of Kummer Kaempfer Bonner & Renshaw, contained in Exhibit 5.01.
 23.02     Consent of Arthur Andersen LLP.
 24.01     Power of Attorney (see p. II-3).

ITEM 17.  Undertakings

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of Prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on
Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada on October 30, 1997.

                                   Rio Hotel & Casino, Inc.

                                   By:/s/ James A. Barrett, Jr.
                                      James A. Barrett, Jr.
                                      President

     The undersigned Directors and Officers of Rio Hotel & Casino, Inc. hereby appoint James A. Barrett, Jr. or Ronald J. Radcliffe as attorney-in-fact for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, additional registration statements related hereto filed under Rule 462(b) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature            Title
Date

/s/ Anthony A. Marnell, II   Chairman of the Board of            October 31, 1997
Anthony A. Marnell II        Directors and Chief Executive
                             Officer (Principal Executive
                             Officer)

/s/ James A. Barrett, Jr.    President and Director              October 30, 1997
James A. Barrett, Jr.

/s/ David P. Hanlon          Executive Vice President, Chief     October 31, 1997
David P. Hanlon              Operating Officer and Director

                                      II-3

/s/ Ronald J. Radcliffe      Vice President, Treasurer and       October 31, 1997
Ronald J. Radcliffe          Chief Financial Officer
                             (Principal Financial and
                             Accounting Officer)

/s/ John A. Stuart           Director                            October 31, 1997
John A. Stuart

/s/ Thomas Y. Hartley        Director                            October 31, 1997
Thomas Y. Hartley

_______________________   Director                            ___________, 1997
Peter M. Thomas

                            EXHIBIT INDEX


Exhibit                                                                  Page
Number                         Description                              Number
-------                        -----------                              ------
  1.01    Form of Underwriting Agreement (to be filed by amendment).
  5.01    Opinion and consent of Kummer Kaempfer Bonner & Renshaw
          as to the legality of securities being registered.
 23.01    Consent of Kummer Kaempfer Bonner & Renshaw,
          contained in Exhibit 5.01.
 23.02    Consent of Arthur Andersen LLP.
 24.01    Power of Attorney (see p. II-3).